EXHIBIT 99 - Sections of Items 1, 3, 6, 7 and 7A of Ford Motor Company's Annual Report on Form 10-K for the year ended December 31, 2001. (EXCLUDES INFORMATION DIRECTLY CONCERNING FORD CREDIT THAT IS ALREADY DISCLOSED IN FORD CREDIT'S ANNUAL REPORT ON FORM 10-K. ALL REFERENCES TO WE, OUR AND US IN THIS EXHIBIT 99 REFER TO FORD MOTOR COMPANY.)

ITEM 1.  BUSINESS

         Ford Motor Company was incorporated in Delaware in 1919. We acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. We are the world's second-largest producer of cars and trucks combined. We and our subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.


                                    OVERVIEW

         Our business is divided into two business sectors: the Automotive sector and the Financial Services sector. We manage these sectors as three primary operating segments as described below.

Business Sectors      Operating Segments            Description

Automotive:
                         Automotive                  design, manufacture, sale,
                                                     and service of cars and
                                                     trucks

Financial Services:
                        Ford Motor Credit Company    vehicle-related financing,
                                                     leasing, and insurance

                        The Hertz Corporation        renting and leasing of cars
                                                     and trucks and renting
                                                     industrial and construction
                                                     equipment, and other
                                                     activities

         We provide financial information (such as, revenues, income, and assets) for each of these business sectors and operating segments in three areas of this Report: (1) Item 6. "Selected Financial Data" on pages 36 through 38;
(2) Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 39 through 57; and (3) Note 18 of the Notes to our Consolidated Financial Statements located at the end of this Report (page FS-21). Financial information relating to certain geographic areas is also included in the above-mentioned areas of this Report.


Revitalization Plan

         Following an extensive review of our North and South American operations, on January 11, 2002, we announced a revitalization plan (the "Revitalization Plan") that includes the following elements:

       - New products: A product-led revitalization program that will result in the introduction of 20 new or freshened products in the United States annually between now and mid-decade.

       - Plant capacity: Reduction of North American plant manufacturing operating capacity by about one million vehicles by mid-decade to realign capacity with market conditions.

       - Hourly workforce: About 12,000 hourly employees in North America are affected by actions completed in December 2001 or to be taken throughout 2002 and beyond. An additional 3,000 hourly employees were affected in 2001. Plans are being made to reassign as many plant employees as possible.

       - Salaried workforce: Our 2001 voluntary separation program for salaried employees and other related actions resulted in a 3,500-person workforce reduction in North America. This program will be extended to achieve an additional 1,500-person salaried workforce reduction to reach the goal of 5,000. If necessary to meet this goal, an involuntary separation program will be used.

       - Global workforce: More than 35,000 employees will be affected by combined actions around the world by mid-decade. These include:
          21,500 in North America - 15,000 hourly, 5,000 salaried and 1,500 agency employees - and 13,500 in the rest of the world.

       - Material costs: A material cost-reduction program has been initiated with North American suppliers which shares design savings, with Ford receiving 65 percent of implemented cost reductions and suppliers receiving 35 percent in the first year. Designs will be developed that will help improve our products and overall quality. This program, along with other material cost reduction efforts, is expected to improve ongoing annual profits before taxes by $3 billion by mid-decade.

       - Discontinued low-margin models: The Mercury Cougar, Mercury Villager, Lincoln Continental and Ford Escort will be discontinued this year.

       - Beyond North America: Revitalization plans beyond North American automotive operations include the continued implementation of the European transformation strategy, the Premier Automotive Group strategy, the turnaround in South America and a revised direction for Ford Motor Credit Company.

       - Divestitures: We are pursuing the sale of non-core assets and businesses. Our plan includes $1 billion of cash realization from these actions in 2002.


          Manufacturing plans over the next several years include: 1) closing five plants: Edison Assembly, Ontario Truck Plant, St. Louis Assembly, Cleveland Aluminum Casting and Vulcan Forge; 2) no new products have been identified for two plants: Ohio Assembly and Cuautitlan Assembly; 3) pursuing the sale of Woodhaven Forging Plant; 4) major downsizing and shift reductions at eleven plants; and 5) line speed reductions and changes to operating patterns at nine plants.


                                AUTOMOTIVE SECTOR

         We sell cars and trucks throughout the world. In 2001, we sold approximately 7 million vehicles throughout the world. Our automotive vehicle brands include Ford, Mercury, Lincoln, Volvo, Jaguar, Land Rover, Aston Martin and TH!NK. Substantially all of our cars, trucks and parts are marketed through retail dealers in North America, and through distributors and dealers outside of North America. At December 31, 2001, the approximate number of dealers and distributors worldwide distributing our vehicle brands was as follows: Ford, over 13,000; Mercury, 2,229; Lincoln, 1,610; Volvo, 2,500; Jaguar, 694; Land Rover, 2,300; Aston Martin, 81; TH!NK 69. Because many dealerships distribute more than one of our brands from the same sales location, a single dealership may be counted under more than one brand in the previous sentence.

         The worldwide automotive industry, Ford included, is affected significantly by a number of factors over which we have little control, including general economic conditions. In the United States, the automotive industry is a highly-competitive, cyclical business that has a wide variety of product offerings. The number of cars and trucks sold to retail buyers (commonly referred to as "industry demand") can vary substantially from year to year. In any year, industry demand depends largely on general economic conditions, the cost of purchasing and operating cars and trucks, and the availability and cost of credit and fuel. Industry demand also reflects the fact that cars and trucks are durable items that people generally can wait to replace.

         The worldwide automotive industry consists of many producers, with no single dominant producer. Certain manufacturers, however, account for the major percentage of total sales within particular countries, especially their countries of origin. Most of the factors that affect the United States automotive industry and its sales volumes and profitability are equally relevant outside the United States.

         The worldwide automotive industry also is affected significantly by a substantial amount of costly governmental regulation. In the United States and Europe, for example, governmental regulation has arisen primarily out of concern for the environment, for greater vehicle safety, and for improved fuel economy. Many governments also regulate local content and/or impose import requirements as a means of creating jobs, protecting domestic producers, or influencing their balance of payments.

         Our unit sales vary with the level of total industry demand and our share of that industry demand. Our share is influenced by how our products compare with those offered by other manufacturers based on many factors, including price, quality, styling, reliability, safety, and functionality. Our share also is affected by our timing of new model introductions and manufacturing capacity limitations. Our ability to satisfy changing consumer preferences with respect to type or size of vehicle and its design and performance characteristics can impact our sales and earnings significantly.

         The profitability of vehicle sales is affected by many factors, including the following:

         -   unit sales volume
         -   the mix of vehicles and options sold
         -   the margin of profit on each vehicle sold
         - the level of "incentives" (price discounts) and other marketing costs
         - the costs for customer warranty claims and other customer satisfaction actions
         - the costs for government-mandated safety, emission and fuel economy technology and equipment
         -   the ability to manage costs
         -   the ability to recover cost increases through higher prices

Further, because Ford and other manufacturers have a high proportion of costs that are fixed (including relatively fixed labor costs), relatively small changes in unit sales volumes can dramatically affect overall profitability. Therefore, should industry demand soften because of slowing or negative economic growth in the major markets in which we operate, or should our share of total industry sales decline, our profitability will be adversely affected. In recent years, industry sales of vehicles in the United States have been at record levels (17.5, 17.8 and 17.4 million units in 2001, 2000 and 1999 respectively). In 2002, however, we expect industry sales volumes in the United States to be about 16.5 million units and we expect to incur significant losses in our Automotive segment in 2002.

         Following is a discussion of the automotive industry in the principal markets where we compete, as well as a discussion of our Ford Customer Service
Division:

UNITED STATES

         Sales Data. The following table shows U.S. industry sales of cars and trucks for the years indicated:

                                                                        U. S. Industry Sales
                                                                         (millions of units)
                                                                      Years Ended December 31,
                                                  ------------------------------------------------------------------
                                                     2001          2000          1999         1998           1997
                                                  ---------     ---------     ----------    ---------     ----------

Cars........................................          8.4           8.8           8.7           8.2           8.3
Trucks......................................          9.1           9.0           8.7           7.8           7.2
                                                     ----          ----          ----          ----          ----
Total.......................................         17.5          17.8          17.4          16.0          15.5
                                                     ====          ====          ====          ====          ====

         We classify cars by small, middle, large and luxury segments and trucks by compact pickup, bus/van, full-size pickup, sport utility vehicles and medium/heavy segments. The large and luxury car segments and the bus/van, full-size pickup and sport utility vehicle segments include the industry's most profitable vehicle lines. The term "bus" as used in this discussion refers to vans designed to carry passengers. The following tables show the proportion of United States car and truck unit sales by segment for the industry (including Japanese and other foreign-based manufacturers) and Ford for the years indicated:




                                                        U. S. Industry Vehicle Sales by Segment
                                        ----------------------------------------------------------------------
                                                               Years Ended December 31,
                                        ----------------------------------------------------------------------
                                          2001            2000            1999           1998           1997
                                        ---------       ---------      ----------      ---------    ----------

CARS
Small .......................             16.7%           16.7%           16.1%           16.9%          18.1%
Middle ......................             21.6            22.9            23.8            23.6           24.7
Large .......................              2.7             2.9             3.2             3.7            4.3
Luxury ......................              7.2             7.2             6.8             6.8            6.3
                                         -----           -----           -----           -----          -----
Total U.S. Industry Car Sales             48.2            49.7            49.9            51.0           53.4
                                         -----           -----           -----           -----          -----

TRUCKS
Compact Pickup ..................          5.2%            5.9%            6.2%            6.7%           6.4%
Bus/Van .........................          8.8            10.0            10.1            10.1           10.4
Full-Size Pickup ................         13.2            12.4            12.7            12.4           12.0
Sport Utility Vehicles ..........         23.0            19.8            18.5            17.5           15.7
Medium/Heavy ....................          1.6             2.2             2.6             2.3            2.1
                                         -----           -----           -----           -----          -----
Total U.S. Industry Truck Sales .         51.8            50.3            50.1            49.0           46.6
                                         -----           -----           -----           -----          -----

Total U.S. Industry Vehicle Sales        100.0%          100.0%          100.0%          100.0%         100.0%
                                         =====           =====           =====           =====          =====


                                                         Ford Vehicle Sales by Segment in U.S.
                                        -----------------------------------------------------------------------
                                                               Years Ended December 31,
                                        -----------------------------------------------------------------------
                                          2001            2000            1999           1998           1997
                                        ---------       ---------      ----------      ---------     ----------

CARS
Small .......................             13.9%           14.5%           13.5%           13.1%          12.7%
Middle ......................             11.4            13.0            15.5            16.7           19.6
Large .......................              5.2             5.1             5.7             5.7            5.6
Luxury ......................              7.0             7.5             6.2             4.2            4.1
                                         -----           -----           -----           -----          -----
Total Ford U.S. Car Sales ...             37.7            40.1            40.9            39.7           42.0
                                         -----           -----           -----           -----          -----

TRUCKS
Compact Pickup ..............              6.9%            7.9%            8.4%            8.4%           7.7%
Bus/Van .....................              9.1            10.5            11.0            11.1           12.6
Full-Size Pickup ............             22.9            20.9            20.9            21.3           19.3
Sport Utility Vehicles ......             23.2            20.4            18.5            19.1           17.3
Medium/Heavy* ...............              0.2             0.2             0.3             0.4            1.1
                                         -----           -----           -----           -----          -----
Total Ford U.S. Truck Sales .             62.3            59.9            59.1            60.3           58.0
                                         -----           -----           -----           -----          -----

Total Ford U.S. Vehicle Sales            100.0%          100.0%          100.0%          100.0%         100.0%
                                         =====           =====           =====           =====          =====



*In 1997 Ford sold its heavy truck businesses in North America and Australia/New Zealand to Freightliner Corporation. Ford ceased production of heavy trucks in North America in December 1997. The transfer of the North American and Australian heavy truck businesses was completed in 1998.

         As shown in the tables above, since 1997 there has been a shift from cars to trucks for both industry sales and Ford sales. Ford's sales of the middle car segment as a percentage of its total sales has deteriorated more than the general decline of the industry sales in that segment because of the discontinuance of certain product offerings in the segment (e.g., Ford Thunderbird and Contour and Mercury Mystique) and, more recently, lower fleet sales of the Ford Taurus model.

         Market Share Data. The following tables show changes in car and truck United States market shares of the six leading vehicle manufacturers for the years indicated:

                                                                       U.S. Car Market Shares*
                                                  ------------------------------------------------------------------
                                                                      Years Ended December 31,
                                                  ------------------------------------------------------------------
                                                    2001          2000          1999          1998          1997
                                                  ---------     ---------     ----------    ---------     ----------
   Ford**...................................         17.7%         19.1%         19.9%         20.4%         20.8%
   General Motors...........................         27.0          28.6          29.3          29.8          32.2
   DaimlerChrysler***.......................          8.5           9.1          10.3          10.7          10.2
   Toyota...................................         11.3          11.0          10.2          10.6           9.9
   Honda....................................         10.7          10.0           9.8          10.6          10.0
   Nissan...................................          4.9           4.8           4.6           5.0           5.7
   All Other****............................         19.9          17.4          15.9          12.9          11.2
                                                   ------        ------        ------        ------        ------
      Total U.S. Car Retail Deliveries......        100.0%        100.0%        100.0%        100.0%        100.0%
                                                   ======        ======        ======        ======        ======


                                                                      U.S. Truck Market Shares*
                                                  ------------------------------------------------------------------
                                                                      Years Ended December 31,
                                                  ------------------------------------------------------------------
                                                    2001          2000          1999          1998          1997
                                                  ---------     ---------     ----------    ---------     ----------
   Ford**...................................         27.4%         28.3%         28.6%         30.5%         31.4%
   General Motors...........................         28.9          27.0          27.8          27.5          28.8
   DaimlerChrysler***.......................         19.5          21.5          22.2          23.2          21.9
   Toyota...................................          8.7           7.2           6.7           6.3           5.7
   Honda....................................          3.4           3.1           2.6           1.9           1.5
   Nissan...................................          3.2           3.7           3.2           2.7           3.6
   All Other*****...........................          8.9           9.2           8.9           7.9           7.1
                                                   ------        ------        ------        ------        ------
      Total U.S. Truck Retail Deliveries....        100.0%        100.0%        100.0%        100.0%        100.0%
                                                   ======        ======        ======        ======        ======


                                                             U.S. Combined Car and Truck Market Shares*
                                                  ------------------------------------------------------------------
                                                                      Years Ended December 31,
                                                  ------------------------------------------------------------------
                                                    2001          2000          1999          1998          1997
                                                  ---------     ---------     ----------    ---------     ----------
   Ford**...................................         22.8%         23.7%         24.3%         25.3%         25.8%
   General Motors...........................         28.0          27.8          28.5          28.7          30.6
   DaimlerChrysler***.......................         14.2          15.3          16.3          16.8          15.6
   Toyota...................................         10.0           9.1           8.5           8.5           7.9
   Honda....................................          6.9           6.6           6.2           6.3           6.0
   Nissan...................................          4.1           4.3           3.9           3.9           4.7
   All Other****............................         14.0          13.2          12.3          10.5           9.4
                                                   ------        ------        ------        ------        ------
      Total U.S. Car and Truck Retail Deliveries    100.0%        100.0%        100.0%        100.0%        100.0%
                                                   ======        ======        ======        ======        ======

--------------------

* All U.S. retail sales data are based on publicly available information from the media and trade publications.
** Ford purchased Volvo Car on March 31, 1999 and Land Rover on June 30, 2000. The figures shown here include Volvo Car and Land Rover on a pro forma basis for the periods prior to their acquisition by Ford. During the period from 1997 through 1998, Volvo Car represented no more than 1.2 percentage points of total market share during any one year. During the period 1997 through 1999, Land Rover represented no more than 0.4 percentage points of total market share during any one year.
*** Chrysler and Daimler-Benz merged in late 1998. The figures shown here combine Chrysler and Daimler-Benz (excluding Freightliner and Sterling Heavy Trucks) on a pro forma basis for the periods prior to their merger.
**** "All Other" includes primarily companies based in various European countries, Korea and other Japanese manufacturers. The increase in combined market share shown for "All Others" reflects primarily increases in market share for European manufactures (e.g., BMW) and the Korean manufacturers (e.g., Hyundai and Kia).
***** "All Other" in the U.S. Truck Market Shares table includes primarily companies based in various European countries, Korea and other Japanese manufacturers. The decrease in combined market share from 2000 to 2001 shown for "All Others" in this table reflects primarily decreases in market share for heavy truck manufacturers.

         The decline in overall market share for Ford in 2001 and in Ford's truck market share since 1997 is primarily the result of increased competition and, in particular, an increased number of new competitive product offerings mainly from foreign manufacturers.

         Marketing Incentives and Fleet Sales. Automotive manufacturers that sell vehicles in the United States typically give purchasers price discounts or other marketing incentives. These incentives are the result of competition from new product offerings by manufacturers and the desire to maintain production levels and market shares. Manufacturers provide these incentives to both retail and fleet customers (fleet customers include daily rental companies, commercial fleet customers, leasing companies and governments). Marketing incentives generally are higher during periods of economic downturns, when excess capacity in the industry tends to increase. We estimate that there exists presently about five to six million units of excess capacity in North America.

         Our marketing costs for the Ford, Lincoln and Mercury brands in the United States as a percent of gross sales revenue for those brands were as follows for the three years indicated: 14.7% (2001), 11.1% (2000), and 10.6%
(1999). In the fourth quarter of 2001, our United States marketing costs as a percent of gross sales revenue for those brands was 16.7%. These "marketing costs" include primarily (i) marketing incentives on vehicles, such as retail rebates and costs for special financing and lease programs, (ii) reserves for costs and/or losses associated with our required repurchase of certain vehicles sold to daily rental companies, and (iii) costs for advertising and sales promotions for vehicles. The increase in marketing costs over the last several years is a result of intense competition in the United States market.

         Fleet sales generally are less profitable than retail sales, and sales to daily rental companies generally are less profitable than sales to other fleet purchasers. The mix between sales to daily rental companies and other fleet customers has been about evenly split in recent years. The table below shows our fleet sales in the United States, and the amount of those sales as a percentage of our total United States car and truck sales, for the last five years.



                                                                                Ford Fleet Sales
                                                        ------------------------------------------------------------------
                                                                            Years Ended December 31,
                                                        ------------------------------------------------------------------
                                                          2001          2000           1999         1998           1997
                                                        ---------     ---------     ----------    ---------     ----------

Units sold.........................................     885,000       977,000       940,000       878,000       923,000
Percent of Ford's total U.S. car and truck sales...        22%           23%           23%           22%           24%


         Warranty Coverage. We presently provide warranty coverage for defects in factory-supplied materials and workmanship on all vehicles (other than medium trucks) in the United States. This warranty coverage for Ford/Mercury vehicles extends for 36 months or 36,000 miles (whichever occurs first) and covers components of the vehicle, including tires beginning January 1, 2001 for 2001 and later model years. Prior to January 1, 2001, tires were warranted only by the tire manufacturers. The United States warranty coverage for 2002 and later model years TH!NK Neighbor vehicles extends for 36 months with unlimited miles. The United States warranty coverage for luxury vehicles (Lincoln, Jaguar, Volvo, and Land Rover) extends for 48 months or 50,000 miles (whichever occurs first) but, except for Lincoln beginning January 1, 2001, does not include tires, which are warranted by the tire manufacturers. In general, different warranty coverage is provided on medium trucks and on vehicles sold outside the United States. Warranty coverage for safety restraint systems (safety belts, air bags and related components) extends for 60 months or 50,000 miles (whichever occurs first) and 60 months with unlimited miles for 2002 and later model years TH!NK Neighbor vehicles. Also, corrosion damage resulting in perforation (holes) in body sheet metal panels is covered on 1995 and newer models for 60 months (unlimited mileage). In addition, the Federal Clean Air Act requires warranty coverage for 8 years or 80,000 miles (whichever occurs first) for emissions equipment (catalytic converter and powertrain control module) on most light duty vehicles sold in the United States. As a result of these warranties and the concern for customer satisfaction, costs for warranty repairs, emissions equipment repairs, and customer satisfaction actions ("warranty costs") can be substantial. Estimated warranty costs for each vehicle sold by us are accrued at the time of sale. Such accruals, however, are subject to adjustment from time to time depending on actual experience.

EUROPE

         Market Share Information. Outside of the United States, Europe is our largest market for the sale of cars and trucks. The automotive industry in Europe is intensely competitive. Over the past year, we estimate that 145 new or freshened vehicles, including derivatives of existing vehicles, were introduced in the European market by various manufacturers. For the past 10 years, the top six manufacturers have collectively held between 73% and 77% of the total car market, and have each achieved a car market share in about the 9% to 19% range. (Manufacturers' shares, however, vary considerably by country.) This competitive environment is expected to intensify further as Japanese manufacturers increase their production capacity, and all of the manufacturers of premium brands (e.g., BMW, Mercedes Benz and Audi) continue to broaden their product offerings. We estimate that in 2001 the European automotive industry had excess capacity of approximately six million units (based on a comparison of European domestic demand and capacity).

         In 2001, vehicle manufacturers sold approximately 17.8 million cars and trucks in Europe, about the same as 2000 levels. Our combined car and truck market share in Europe in 2001 was 10.7%, up 7/10 of one percentage point from 2000.

         Britain and Germany are our most important markets within Europe, although the Southern European countries are becoming increasingly significant. Any adverse change in the British or German market has a significant effect on our total European automotive profits. For 2001 compared with 2000, total industry sales were up 10% in Britain and down 2% in Germany.

         For purposes of the figures shown in this section, we have considered Europe to consist of the following 19 markets: Britain, Germany, France, Italy, Spain, Austria, Belgium, Ireland, Netherlands, Portugal, Switzerland, Finland, Sweden, Denmark, Norway, Czech Republic, Greece, Hungary, and Poland.

         Motor Vehicle Distribution in Europe. On February 5, 2002, the European Commission proposed a new regulation that would change the way motor vehicles are sold and repaired throughout the European Community. While Ford could continue to maintain its "exclusive" distribution arrangements that allow it to provide dealers with exclusive sales territories, the new rules would eliminate the presently allowable restrictions on resale. This means that our dealers could sell vehicles to any reseller (e.g., supermarket chains, internet agencies and other resellers not authorized by us) who in turn could sell to end customers both within and outside of the dealer's exclusive sales territory. Alternatively, manufacturers could establish a "selective" distribution regime that would allow the manufacturer to determine the number but not the location of its dealers. Dealers also would be free to set up additional sales or delivery outlets within the European Union and provide active sales to all customers within the European Union, but not sell motor vehicles to resellers not authorized by the manufacturer. Under both systems, the new rules would make it easier for a dealer to display and sell multiple brands in one store without the need to maintain separate facilities.

         The Commission also has proposed sweeping changes to the repair industry. Dealers could no longer be required by the manufacturer to perform repair work. Instead, dealers could subcontract the work to independent repair shops that met reasonable criteria set by the manufacturer. These "official" repair facilities could perform warranty and recall work, in addition to other repair and maintenance work. While a manufacturer could continue to require the use of its parts in warranty and recall work, the repair facility could use parts made by others that were of comparable quality for all other repair work.

         It is difficult to quantify at this time the full impact of these changes on our European operations. The Commission, however, has stated that it expects the new rules to lead to increased competition and a narrowing of car prices from country to country. The new rules, coupled with the introduction of the new single currency, are likely to put downward pressure on prices for both vehicles and vehicle parts. Our existing dealer agreements will be modified by October 1, 2003 when the new rules are expected to apply.

OTHER MARKETS

         Mexico and Canada. Mexico and Canada also are important markets for us. In 2001, industry sales of new cars and trucks in Mexico were approximately 948,000 units, up approximately 7% from 2000 levels. In Canada, industry sales of new cars and trucks in 2001 were approximately 1.59 million units, up 0.7% from 2000 levels. Our combined car and truck market share in these markets in 2001 was 17.3% (Mexico) and 16.6% (Canada).

         South America. Brazil and Argentina are our principal markets in South America. The economic environment in those countries has been volatile in recent years, leading to large variations in industry sales. Results have also been influenced by the devaluation of the Brazilian Real and Argentina Peso, continued weak economic conditions and government actions to reduce inflation and public deficits. Industry sales in 2001 were 1.6 million units in Brazil, up about 10% from 2000, and approximately 201,000 units in Argentina, down 41% from 2000. Our combined car and truck market share in these markets in 2001 was 7.8% in Brazil (down 1.3% from last year) and 14.3% in Argentina (down 0.6% from a year ago).

         Ford has undertaken restructuring actions in recent years to improve our competitiveness in South America. In addition, we are building a new assembly plant in Brazil, which will manufacture a new family of vehicles for the South American markets. The new plant will start building the 5-door Fiesta in the spring of 2002 and begin producing an all-new sport utility vehicle next year.

         Asia Pacific. In the Asia Pacific region, Australia, Taiwan, Thailand and Japan are our principal markets. Industry volumes in 2001 in this region were as follows: approximately 773,000 units in Australia (down 1.9% from 2000), approximately 347,400 units in Taiwan (down 17.4% from 2000), approximately 297,000 units in Thailand (up 13.4% from 2000) and approximately 5.9 million units in Japan (down 1.0% from 2000). In 2001, our combined car and truck market share in Australia was 15.1%. In Taiwan, we had a combined car and truck market share in 2001 of 14.9%. In Thailand, our combined car and truck market share was 6.5% in 2001. Our combined car and truck market share in Japan has been less than 1% in recent years. We own a 33.4% interest in Mazda Motor Corporation and account for Mazda on an equity basis. Mazda's market share in Japan has been in the 5% range in recent years. Our principal competition in the Asia Pacific region has been the Japanese manufacturers. We anticipate that the continuing relaxation of import restrictions (including duty reductions) will intensify competition in the region.

         We opened a new assembly plant in India in 1999, launching an all-new small car (the Ikon) designed specifically for that market. In 2001, approximately 14,800 Ikons were produced for sale in India. In addition, India commenced sale of Ikon CKD (completely knocked down) kits to Mexico and South Africa, exporting 28,150 CKD kits to these two countries in 2001. We expect India to become one of our most important markets in Asia in the future.

         Africa. In recent years, we have operated in the South African market as a 45% owner in the South African Motor Corporation (Pty.) Limited ("SAMCOR"). In 2000, we increased our ownership interest in SAMCOR to 100% by purchasing the remaining 55% we did not previously own. Subsequent to this purchase, SAMCOR's name was changed to Ford Motor Company of Southern Africa ("FMCSA").

         FMCSA assembles and distributes Ford, Mazda, Volvo and, beginning in 2001, Land Rover vehicles in South Africa. In addition, FMCSA distributes Jaguar vehicles. In 2001, industry volume in South Africa was approximately 367,000 units, up 7.6% from 2000 levels. FMCSA's combined car and truck market share in 2001 was 15.1% for the five brands it distributes.

FORD CUSTOMER SERVICE DIVISION

         Ford Customer Service Division is a business unit within Ford that supports customers of Ford, Lincoln and Mercury brand vehicles through a network of franchised dealers. This is the principal source of vehicle service and customer support for our vehicle owners within these brands, traditionally recognized by the Quality Care(SM) brand. Ford Customer Service Division's first, and most critical, role within the organization is to provide the service parts, tools, technology & support to facilitate the dealer network to achieve high levels of customer service satisfaction and owner loyalty. Beyond the traditional Ford, Lincoln and Mercury Dealerships, Ford Customer Service Division also works together with the other Ford trustmark brands to optimize our dealer service business and share best practices.

         Ford Customer Service Division was part of our former Automotive Consumer Services Group that also included the Diversified Consumer Services Organization. That organization contains businesses that provide services to vehicle owners for all automotive brands. As part of our Revitalization Plan, discussed below under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," we plan to focus primarily on our dealer network for traditional vehicle service and customer support. In addition, we will decrease our involvement in selected businesses in our Diversified Consumer Services organization -- we have announced that we are evaluating the sale or partial disposition of Kwik-Fit, our European maintenance and light repair business, Collision Team of America, a U.S. chain of collision repair centers and GreenLeaf LLC, a chain of automotive recycling centers in the U.S. and Canada.

         Through Ford Customer Service Division's e-Business initiatives, we are working to manage our business in real time. By linking together our suppliers, dealers and customers, we are able to improve the speed, accuracy and efficiency of the service business throughout the value chain. One of the greatest competitive advantages we can provide to our dealers is the ability to easily obtain information such as:

                   -   Technical information from suppliers
                   -   Parts distribution status
                   -   Service problem diagnosis
                   -   Customer experience results


                            FINANCIAL SERVICES SECTOR


FORD MOTOR CREDIT COMPANY - NOT INCLUDED



THE HERTZ CORPORATION

         Hertz and its affiliates, associates and independent licensees operate what Hertz believes is the largest worldwide car rental business based upon revenues. They also operate one of the largest industrial and construction equipment rental businesses in North America based upon revenues. Hertz and its affiliates, associates and independent licensees, do the following:

         -   rent and lease cars and trucks
         -   rent industrial and construction equipment
         -   sell their used cars and equipment
         -   provide third-party claim management services

These businesses are operated from approximately 7,000 locations throughout the United States and in over 140 foreign countries and jurisdictions.

         Below are some financial highlights for Hertz (in millions):

                                                                                 Years Ended December 31,
                                                                         -------------------------------------
                                                                              2001                 2000
                                                                         ----------------     ----------------

         Revenue                                                              $4,925               $5,087
         Pre-Tax Income                                                            3                  581
         Net Income                                                               23                  358


         Between April 1997 and March 2001, we owned approximately 82% of the economic interest of Hertz, with the remaining approximately 18% interest represented by shares of Hertz common stock that were publicly traded. In March 2001, through a cash tender offer and a merger transaction, we acquired the publicly held shares and, as a result, Hertz has become an indirect, wholly-owned subsidiary of Ford.




                             GOVERNMENTAL STANDARDS

         A number of governmental standards and regulations relating to safety, corporate average fuel economy ("CAFE"), emissions control, noise control, damageability, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe and elsewhere. In addition, manufacturing and assembly facilities in the United States, Europe and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Such facilities in the United States and Europe also are subject to comprehensive national, regional, and/or local permit programs with respect to such matters.

         Mobile Source Emissions Control -- U.S. Requirements. The Federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new motor vehicles and engines produced for sale in the United States. Currently, most light duty vehicles sold in the United States must comply with these standards for 10 years or 100,000 miles, whichever first occurs. The U.S. Environmental Protection Agency ("EPA") recently has promulgated post-2004 model year standards that are more stringent than the default standards contained in the Clean Air Act. These new regulations will require most light duty trucks to meet the same emissions standards as passenger cars by the 2007 model year. The stringency of the new standards may impact our ability to produce and offer a broad range of products with the characteristics and functionality that customers demand. The new standards also are likely to limit severely the use of diesel technology, which could negatively impact fuel economy performance. The EPA also has promulgated post-2004 emission standards for "heavy-duty" trucks (8,500-14,000 lbs. gross vehicle weight). These standards are likely to pose technical challenges and may affect the competitive position of full-line vehicle manufacturers such as Ford.

         Pursuant to the Clean Air Act, California has received a waiver from the EPA to establish its own unique emissions control standards. New vehicles and engines sold in California must be certified by the California Air Resources Board ("CARB"). CARB's emissions requirements (the "California program") for model years 1994 through 2003 require manufacturers to meet a non-methane organic gases fleet average requirement that is significantly more stringent than that prescribed by the Clean Air Act for the corresponding periods of time. In late 1998, CARB adopted stringent new vehicle emissions standards that must be phased in beginning in the 2004 model year. These new standards treat most light duty trucks the same as passenger cars and require both types of vehicles to meet new stringent emissions requirements. It is also expected that these new standards will essentially eliminate the use of diesel technology. CARB's new standards present a difficult engineering and technological challenge, and may impact our ability to produce and offer a broad range of products with the characteristics and functionality that customers demand.

         Since 1990, the California program has included requirements for manufacturers to produce and deliver for sale "zero-emission vehicles" (the "ZEV mandate"). The ZEV mandate initially required that a specified percentage of each manufacturer's vehicles produced for sale in California, beginning at 2% in 1998 and increasing to 10% in 2003, must be zero-emission vehicles ("ZEVs"), which produce no emissions of regulated pollutants. In 1996, CARB eliminated the ZEV mandate for the 1998-2002 model years, but retained the 10% mandate in a modified form beginning with the 2003 model year. Around the same time, vehicle manufacturers voluntarily entered into agreements with CARB to conduct ZEV demonstration programs.

         In January 2001, CARB voted to approve a series of complex modifications to the ZEV mandate. These modifications require large-volume manufacturers such as Ford to produce "partial zero-emission vehicles" ("PZEVs") and/or ZEVs beginning in the 2003 model year. PZEVs are vehicles certified to California's "super-ultra-low emission vehicle" ("SULEV") tailpipe standards, with zero evaporative emissions. Using a series of phase-in tables and credit adjustments, the number of ZEVs required under the modified mandate will increase substantially between 2003 and 2018. The California Office of Administrative Law refused to approve these rules due to procedural defects, so the modifications still have not been finalized. We anticipate that CARB will attempt to correct the defects and finalize the rules in 2002.

         The Clean Air Act permits other states that do not meet national ambient air quality standards to adopt California's motor vehicle emission standards no later than two years before the affected model year. New York, Massachusetts, Vermont, and Maine adopted the California standards effective with the 2001 model year or before. New York, Massachusetts, and Vermont have either previously adopted, or indicated an intention to adopt, the California ZEV mandate. Maryland and New Jersey have laws requiring the adoption of California standards if certain triggers are met. There are problems with transferring California standards to northeast states, including the following:
1) the driving range of ZEVs is greatly diminished in cold weather, thereby limiting their market appeal; and 2) the northeast states have refused to adopt the California reformulated gasoline regulations, which may impair the ability of vehicles to meet California's in-use standards. New York and Massachusetts are in the process of finalizing rules that give manufacturers the option of complying with the California ZEV mandate or with an alternative program that may make compliance more feasible in those states; it is likely that Ford will choose the alternative program. It is anticipated that Vermont will adopt the latest version of the ZEV mandate once it becomes final in California.

         Battery electric vehicles are the only zero-emission vehicles currently feasible for mass production. Despite intensive research activities, battery technology has not made the major strides that were projected when the ZEV mandate was originally enacted in 1990. Battery-electric vehicles remain considerably more costly than gasoline-powered vehicles, and they have a relatively short driving range before they must be recharged. These factors limit the consumer appeal of battery-powered vehicles. Ford plans to comply with the early years of the modified ZEV mandate through sales of its TH!NK brand of electric vehicles, along with one or more PZEV models. In the longer term, however, it is doubtful whether the market will support the number of battery electric vehicles called for by the modified ZEV mandate. Fuel cell technology may in the future enable production of ZEVs with widespread consumer appeal, but commercially feasible fuel cell technology appears to be a decade or more away. Compliance with the ZEV mandate may eventually require costly actions that would have a substantial adverse effect on Ford's sales volume and profits. For example, we could be required to curtail the sale of non-electric vehicles and/or offer to sell electric vehicles well below cost. Other states may seek to adopt CARB's ZEV mandate pursuant to the Clean Air Act, thereby increasing the costs to Ford. Other automobile manufacturers, along with some dealers, have filed suit in state and federal court seeking to eliminate the ZEV mandate on various procedural and substantive grounds.

         Under the Clean Air Act, the EPA and CARB can require manufacturers to recall and repair non-conforming vehicles. The EPA, through its testing of production vehicles, also can halt the shipment of non-conforming vehicles. Ford may be required to recall, or may voluntarily recall, vehicles for such purposes in the future. The costs of related repairs or inspections associated with such recalls can be substantial.

         European Requirements. European Union ("EU") directives and related legislation limit the amount of regulated pollutants that may be emitted by new motor vehicles and engines sold in the EU. In 1998, the EU adopted a new directive on emissions from passenger cars and light commercial trucks. More stringent emissions standards applied to new car certifications beginning January 1, 2000 and to new car registrations beginning January 1, 2001 ("Stage III Standards"). A second level of even more stringent emission standards will apply to new car certifications beginning January 1, 2005 and to new car registrations beginning January 1, 2006 ("Stage IV Standards"). The comparable light commercial truck Stage III Standards and Stage IV Standards would come into effect one year later than the passenger car requirements. The directive includes a framework that permits EU member states to introduce fiscal incentives to promote early compliance with the Stage III and Stage IV Standards. The directive also introduces on-board diagnostic requirements, more stringent evaporative emission requirements, and in-service compliance testing and recall provisions for emissions-related defects that occur in the first five years or 80,000 kilometers of vehicle life (extended to 100,000 kilometers in 2005). The Stage IV Standards for diesel engines are not yet technically feasible and may impact our ability to produce and offer a broad range of products with the characteristics and functionality that customers demand. A related EU directive was adopted at the same time which establishes standards for cleaner fuels beginning in 2000 and even cleaner fuels in 2005. The EU is setting up a program to assess the need for further changes to vehicle emission and fuel standards after 2005.

         Certain European countries are conducting in-use emissions testing to ascertain compliance of motor vehicles with applicable emissions standards. These actions could lead to recalls of vehicles; the future costs of related inspection or repairs could be substantial.

         Motor Vehicle Safety -- U.S. Requirements. The National Traffic and Motor Vehicle Safety Act of 1966 (the "Safety Act") regulates motor vehicles and motor vehicle equipment in the United States in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable motor vehicle safety standards established by the National Highway Traffic Safety Administration (the "Safety Administration"). Meeting or exceeding many safety standards is costly because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. There were pending before the Safety Administration approximately 32 investigations relating to alleged safety defects in Ford vehicles as of February 28, 2002. A manufacturer also is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should Ford or the Safety Administration determine that either a safety defect or a noncompliance exists with respect to certain of Ford's vehicles, the costs of such recall campaigns could be substantial.

         The Transportation Recall Enhancement, Accountability, and Documentation Act (the "TREAD Act") was signed into law in November 2000. The TREAD Act establishes new reporting requirements for motor vehicles, motor vehicle equipment, and tires, including reporting to the Safety Administration information on foreign recalls and information received by the manufacturer that may assist the agency in the identification of safety defects. The obligation of vehicle manufacturers to provide, on a cost-free basis, a remedy for vehicles with an identified safety defect or non-compliance issue is extended from eight years to ten years by the new legislation. The Safety Administration is also required to develop a new dynamic test on rollovers to be used for consumer information. Potential civil penalties are increased from $1,000 to $5,000 per day for certain statutory violations, with a maximum penalty of $15,000,000 for a related series of violations. Similar penalties are included for violation of the reporting requirements. Criminal penalties are introduced for persons who make false statements to the government or withhold information with the intent to mislead the government about safety defects that have caused death or serious bodily injury. Currently, there is substantial rulemaking activity related to several TREAD Act requirements and final rules are expected to be promulgated throughout 2002 creating significant additional regulatory burdens for vehicle manufacturers.

         Foreign Requirements. Canada, the EU, individual member countries within the EU, and other countries in Europe, South America and the Asia Pacific markets also have safety standards applicable to motor vehicles and are likely to adopt additional or more stringent standards in the future.

         Motor Vehicle Fuel Economy -- U.S. Requirements. Under federal law, vehicles must meet minimum Corporate Average Fuel Economy ("CAFE") standards set by the Safety Administration. A manufacturer is subject to potentially substantial civil penalties if it fails to meet the CAFE standard in any model year, after taking into account all available credits for the preceding three model years and expected credits for the three succeeding model years.

         The law established a passenger car CAFE standard of 27.5 mpg for 1985 and later model years, which the Safety Administration believes it has the authority to amend to a level it determines to be the maximum feasible level. The Safety Administration has established a 20.7 mpg CAFE standard applicable to light trucks.

         Ford expects to be able to comply with the foregoing CAFE standards, in some cases using credits from prior or succeeding model years. In general, a continued increase in demand for larger vehicles, coupled with a decline in demand for small and middle-size vehicles could jeopardize our long-term ability to maintain compliance with CAFE standards.

         The CAFE standards will likely increase in the near future. Both the House and Senate have passed separate bills directing the Safety Administration to establish new fuel economy standards for upcoming model years. It is anticipated that a measure similar to these bills will be enacted into law during 2002. Even if Congress does not pass such a law, it is likely that the Safety Administration will use its existing rulemaking authority to promulgate increases in light truck fuel economy standards. The Safety Administration has recently requested public comment on the advisability and feasibility of increasing light truck standards in the 2005-2010 time frame.

         Pressure to increase CAFE standards stems in part from concerns over greenhouse gas emissions, which may affect the global climate. With respect to greenhouse gas emissions, the Bush administration released a climate change policy initiative in February 2002. The Bush administration plan stresses voluntary measures and a cap-and-trade program to stem the growth of greenhouse gas emissions. The Bush administration also has launched the Freedom Car initiative, which supports research for fuel cell-powered vehicles. Other nations continue to press for United States ratification of the so-called "Kyoto Protocol," which would require the United States to reduce greenhouse gas emissions by 7% below its 1990 levels. The Kyoto Protocol does not currently have the support of either the Bush administration or Congress. Separately, a petition has been filed with the EPA requesting that it regulate carbon dioxide (CO(2), a greenhouse gas) emissions from motor vehicles under the Clean Air Act. EPA has requested public comment on this petition but has not taken action to date. Some states, including California, are also proposing to regulate CO(2) emissions from motor vehicles.

         If significant increases in CAFE standards for upcoming model years are imposed, or if EPA or other agencies regulate CO(2) emissions from motor vehicles, Ford might find it necessary to take various costly actions that could have substantial adverse effects on its sales volume and profits. For example, Ford might have to curtail production of larger, family-size and luxury cars and full-size light trucks, restrict offerings of engines and popular options, and increase market support programs for its most fuel-efficient cars and light

         Foreign Requirements. The EU also is a party to the Kyoto Protocol and has agreed to reduce greenhouse gas emissions by 8% below their 1990 levels during the 2008-2012 period. In December 1997, the European Council of Environment Ministers (the "Environment Council") reaffirmed its goal to reduce average CO2 emissions from new cars to 120 grams per kilometer by 2010 (at the latest) and invited European motor vehicle manufacturers to negotiate further with the European Commission on a satisfactory voluntary environmental agreement to help achieve this goal. In October 1998, the EU agreed to support an environmental agreement with the European Automotive Manufacturers Association (of which Ford is a member) on CO2 emission reductions from new passenger cars (the "Agreement"). The Agreement establishes an emission target of 140 grams of CO2 per kilometer for the average of new cars sold in the EU by the Association's members in 2008. In addition, the Agreement provides that certain Association members (including Ford) will introduce models emitting no more than 120 grams of CO2 per kilometer in 2000, and establishes an estimated target range of 165-170 grams of CO2 per kilometer for the average of new cars sold in 2003. Also in 2003, the Association will review the potential for additional CO2 reductions, with a view to moving further toward the EU's objective. The Agreement assumes (among other things) that no negative measures will be implemented against diesel-fueled cars and the full availability of improved fuels with low sulfur content in 2005. Average CO2 emissions of 140 grams per kilometer for new passenger cars corresponds to a 25% reduction in average CO2 emissions compared to 1995.

         The Environment Council requested the European Commission to review in 2003 the EU's progress toward reaching the 120 gram target by 2010, and to implement annual monitoring of the average CO2 emissions from new passenger cars and progress toward achievement of the objectives for 2000 and 2003.

         In 1995, members of the German Automobile Manufacturers Association (including Ford Werke AG) made a voluntary pledge to increase by 2005 the average fuel economy of new cars sold in Germany by 25% from 1990 levels, to make regular reports on fuel consumption, and to increase industry research and development efforts toward this end. The German Automobile Manufacturers Association has reported that the industry is on track to meet the pledge.

         Other European countries are considering other initiatives for reducing CO2 emissions from motor vehicles. Taken together, such proposals could have substantial adverse effects on our sales volumes and profits in Europe.

         Japan has adopted automobile fuel consumption goals that manufacturers must attempt to achieve by the 2000 model year. The consumption levels apply only to gasoline-powered vehicles, vary by vehicle weight, and range from 5.8 km/l to 19.2 km/l.

         End-of-Life Vehicle Proposal -- The European Parliament has published a directive imposing an obligation on motor vehicle manufacturers to take back end-of-life vehicles with zero or negative value registered after July 1, 2002, and to take back all other end-of-life vehicles with zero or negative value as of January 1, 2007, with no cost to the last owner. The Directive also imposes requirements on the proportion of the vehicle that may be disposed of in landfills and the proportion that must be reused or recycled beginning in 2006, and bans the use of certain substances in vehicles beginning with vehicles registered after July 2003. Member states may apply these provisions prior to the dates mentioned above.

         Presently, there are numerous uncertainties surrounding the form and implementation of the legislation in different member states, especially regarding manufacturers' responsibilities and the resultant expenses that may be incurred. Depending on the individual member states' legislation and other circumstances, we may be required to accrue the costs represented by these regulations in our 2002 financial statements. The directive should not, however, result in significant cash expenditures before 2007.

         Pollution Control Costs -- During the period 2002 through 2006, we expect to spend approximately $391 million on our North American and European facilities to comply with air and water pollution and hazardous waste control standards, which now are in effect or are scheduled to come into effect. Of this total, we estimate spending approximately $73 million in 2002 and $93 million in 2003.

                                 EMPLOYMENT DATA

         The average number of people we employed by geographic area was as follows for the years indicated:

                                                                              2001                 2000
                                                                         ----------------     ----------------

         United States                                                       165,512              164,853
         Europe                                                              135,283              132,528
         Other                                                                53,636               52,736
                                                                            --------             --------

              Total                                                          354,431              350,117
                                                                            ========             ========


         In 2001, the average number of people we employed increased approximately one percent. The increase reflects the full year effect of acquisitions and newly consolidated subsidiaries (Land Rover, Ford Motor Company Southern Africa, Collision Team of America). The numbers above include approximately 20,500 hourly employees of Ford who are assigned to Visteon Corporation, and, pursuant to our collective bargaining agreement with the United Automobile Workers (the "UAW"), remain Ford employees. Visteon reimburses Ford for all costs to Ford associated with these employees. Most of our employees work in our Automotive operations.

         For further information regarding employment statistics of Ford, see
Item 6. "Selected Financial Data" later in this Report. For information concerning employee retirement benefits, see Note 17 of our Notes to Consolidated Financial Statements at the end of this Report.

         Substantially all of the hourly employees in our Automotive operations in the United States are represented by unions and covered by collective bargaining agreements. Approximately 99% of these unionized hourly employees in our Automotive segment are represented by the UAW. Approximately 2% of our salaried employees are represented by unions. Most hourly employees and many non-management salaried employees of our subsidiaries outside the United States also are represented by unions.

         We have entered into a collective bargaining agreement with the UAW that will expire on September 14, 2003. We also have entered into a collective bargaining agreement with the Canadian Automobile Workers ("CAW") that will expire on September 17, 2002. Among other things, our agreements with the UAW and CAW provide for guaranteed wage and benefit levels throughout their terms and provide for significant employment security. As a practical matter, these agreements restrict our ability to eliminate product lines, close plants, and divest businesses. These agreements can also limit our ability to change local work rules and practices. Our Revitalization Plan assumes full compliance with our obligations under existing collective bargaining agreements. Negotiation of new collective bargaining agreements with the UAW and CAW could result in our incurring costs different than currently anticipated.

         We are or will be negotiating new collective bargaining agreements with labor unions in Europe (as well as Mexico and Asia Pacific) where current agreements will expire in 2002. A protracted work stoppage in Europe could substantially adversely affect Ford's profits.

         In recent years we have not had significant work stoppages at our facilities, but they have occurred in some of our suppliers' facilities. A work stoppage could occur as a result of disputes under our collective bargaining agreements with labor unions or in connection with negotiations of new collective bargaining agreements, which, if protracted, could substantially adversely affect our business and results of operation. Work stoppages at supplier facilities for labor or other reasons could have similar consequences if alternate sources of components are not readily available. Our Canadian facilities, which are covered by the CAW agreement expiring in September 2002, include facilities that are the primary source of engines for many of our truck and sport utility models, which are among our most profitable models. Therefore, any protracted work stoppage at our Canadian facilities in connection with the negotiation of a new collective bargaining agreement with the CAW will have a substantial adverse effect on our business.

         In addition to our collective bargaining agreement with the UAW, we entered into a separate agreement with the UAW in connection with the sale of our Dearborn steel-making operations to Rouge Industries, Inc., then known as Marico Acquisition Corp., in 1989. As part of the sale, employees of our former steel-making operations became employees of Rouge Steel Company, a wholly owned subsidiary of Rouge Industries, Inc. ("Rouge"). Pursuant to the UAW agreement, we agreed that Rouge hourly employees who, at the time of the sale, were represented by the UAW and met certain seniority requirements would be allowed to return to Ford to work in one of our Rouge area plants if they were laid off by Rouge in the future as a result of a layoff of unknown duration, a permanent discontinuance of operations by Rouge or a sale of the assets of Rouge. The right to return remains in effect with respect to each eligible employee for a period equal to the employee's Ford seniority as of the date of the sale by Ford. Approximately 1,000 former Ford employees currently employed by Rouge are covered by this agreement. In part to avoid the occurrence of one or more of the triggering events described above, we have extended subordinated credit to Rouge totaling $90 million. In its Annual Report on Form 10-K for the year ended December 31, 2001, Rouge stated that it has suffered recurring losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern.

                      ENGINEERING, RESEARCH AND DEVELOPMENT

         We conduct engineering, research and development primarily to improve the performance (including fuel efficiency), safety and customer satisfaction of our products, and to develop new products. We also have staffs of scientists who engage in basic research. We maintain extensive engineering, research and design facilities for these purposes, including large centers in Dearborn, Michigan; Dunton, England; and Merkenich, Germany. Most of our engineering research and development relates to our Automotive operating segment.

         During the last three years, we took charges to our consolidated income for engineering, research and development we sponsored in the following amounts (restated for prior years to exclude Visteon): $7.4 billion (2001), $6.8 billion
(2000), and $6.0 billion (1999). Any customer-sponsored research and development activities that we conduct are not material.

ITEM 3.  LEGAL PROCEEDINGS

         Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against us and our subsidiaries, including, but not limited to, those arising out of the following: alleged defects in our products; governmental regulations covering safety, emissions, and fuel economy; financial services; employment-related matters; dealer, supplier, and other contractual relationships; intellectual property rights; product warranties; environmental matters; and shareholder matters. Some of the pending legal actions are, or purport to be, class actions. Some of the foregoing matters involve or may involve compensatory, punitive or antitrust or other multiplied damage claims in very large amounts, or demands for recall campaigns, environmental remediation programs, sanctions or other relief that, if granted, would require very large expenditures. See Item 1. "Business-Governmental Standards". We regularly evaluate the expected outcome of product liability litigation and other litigation matters. We have accrued expenses for probable losses on product liability matters, in the aggregate, based on an analysis of historical litigation payouts and trends. Expenses also have been accrued for other litigation where losses are deemed probable. These accruals have been reflected in our financial statements. Following is a discussion of our significant pending legal proceedings:

Firestone Matters

         Recall and National Highway Traffic Safety Administration Matters. On August 9, 2000, Bridgestone/Firestone, Inc. ("Firestone") announced a recall of all Firestone ATX and ATX II tires (P235/75R15) produced in North America since 1991 and Wilderness AT tires of that same size manufactured at Firestone's Decatur, Illinois plant. Firestone estimated that about 6.5 million of the affected tires were still in service on the date the recall was announced. The recall was announced following an analysis by Ford and Firestone that identified a statistically significant incidence of tread separation occurring in the affected tires. Most of the affected tires were installed as original equipment on Ford Explorer sport utility vehicles. This original recall was substantially completed by the end of the first quarter 2001.

         The Safety Administration investigated the tread separation matter both to make a root cause assessment and to determine whether Firestone's recall should be expanded to include other Firestone tires. We actively cooperated with the Safety Administration in their investigation. As a result of our work with the Safety Administration with regard to its investigation of the Firestone tire recall and our own root cause analysis, we announced on May 22, 2001 that we would replace all remaining 15, 16, and 17-inch Firestone Wilderness AT tires (about 13 million tires) on our vehicles. This precautionary action was based on our analysis of data on the actual road performance of these tires, comparisons with the performance of comparable tires by other tire makers, a review of information developed by and received from the Safety Administration, and extensive laboratory and vehicle testing.

         As a result of its investigations, the Safety Administration on October 4, 2001 issued its determination that 3.5 million Wilderness AT tires manufactured before May 1998, which tires were subject to our replacement program, are defective, and said that Firestone had agreed to recall those tires. About 2.5 million of the defective tires are estimated to have been in service as of May 2001 (when Ford's replacement program was announced), and consist of 15 and 16-inch Wilderness AT tires manufactured prior to May 1998 and supplied to Ford as original equipment or sold as replacement equipment.

         On February 12, 2002, the Safety Administration issued a report denying an earlier request for an investigation into the handling and stability of the Explorer after a tread separation. In its report, the Safety Administration specifically analyzed and rejected each of allegations made in the request. The Safety Administration based its denial on both a technical analysis of the steering and handling of the Explorer as well as a review of crash data that indicated "no significant difference in the likelihood of a crash following a tread separation between Explorer vehicles and other compact SUVs."

         Firestone Tire Related Litigation. In the United States, the above-described defect in certain Firestone tires, most of which were installed as original equipment on Ford Explorers, has led to a significant number of personal injury and class action lawsuits against Ford and Firestone. These cases are described in detail below.

         Firestone Personal Injury Actions. Plaintiffs in the personal injury cases typically allege that their injuries were caused by defects in the tire that caused it to lose its tread and/or by defects in the Explorer that caused the vehicle to roll over. We are a defendant in these actions and, as with all litigation facing the Company, are investigating the circumstances surrounding the accidents and preparing to defend our product in the event we are unable to reach reasonable resolution.

         Firestone Class Actions. Five purported class actions are pending in which plaintiffs seek to represent persons who own (or at one time owned) Ford Explorers with Firestone tires: one in federal court in Indianapolis and four in state courts in Pennsylvania, Wisconsin, South Carolina and Illinois. (A total of about 96 Firestone-related class actions were originally filed, but almost all of these have been consolidated into the one case now pending in federal court in Indianapolis.) These actions were brought on behalf of persons who have never been injured in an accident involving Firestone tires. They seek to expand the scope of the recall to include other tires, the cost of replacing those tires, the alleged diminution in vehicle value caused by the use of those tires or by the alleged instability of Explorers, or the amount by which Ford was "unjustly enriched" through inflated wholesale prices. They also seek punitive damages.

         In the federal case, our motion to dismiss that complaint was granted in part and denied in part. The court ruled that, under the National Highway Traffic Safety Act, the Safety Administration has the exclusive authority to order and supervise automotive recalls. Accordingly, the court dismissed those portions of the class action complaints that sought recall of additional tires or court supervision of the recall and the tire replacement program. The court also dismissed some of the claims for damages. However, the court refused to dismiss the plaintiffs' warranty and unjust enrichment claims.

         On November 28, 2001, the federal court certified a class consisting of "[a]ll current residents of the United States who either (a) owned or leased a 1991 through 2001 model year Ford Explorer as of August 9, 2000 . . . or (b) owned or leased a 1991 through 2001 model year Ford Explorer prior to August 9, 2000 . . ." The court also certified a class consisting of "[a]ll current residents of the United States who owned or leased at any time from 1990 to the present, vehicles that are or were equipped with Firestone ATX, ATX II, Firehawk ATX, ATX 23 Degree, Widetrack Radial Baja, and Wilderness tires; all tires that are the same as Firestone ATX, ATX II, Firehawk ATX, ATX 23 Degree, Widetrack Radial Baja, and Wilderness tires but sold by Firestone under other brand names; and all other tires manufactured by Firestone that are the same or are substantially similar to Firestone ATX, ATX II, Firehawk ATX, ATX 23 Degree, Widetrack Radial Baja and Wilderness tires." The United States Court of Appeals for the Seventh Circuit has granted our petition to review this ruling.

         The state trial court in South Carolina has certified a class of all owners of Wilderness AT or ATX tires installed on Ford Explorers, but our motion to dismiss that case is still pending.

         Firestone Shareholder Derivative Actions. Two shareholder derivative actions are pending against the Board of Directors with the Company named as a nominal defendant. Both actions are in Michigan, one in state court and one in federal court. The actions allege that the Board members breached their fiduciary duties to the Company and shareholders by failing to inform themselves adequately regarding Firestone tires, failing to insure that the Explorer design was safe, failing to report problems with Firestone tires and to stop using Firestone tires as original equipment, failing to recall all affected tires on a global basis as soon as problems were known, and mismanaging the recall once it was announced. The actions also allege breach of fiduciary duties by the Board with respect to the use of distributor-mounted thick film ignition ("TFI") modules. The plaintiffs seek injunctive relief and damages, a return of all Director compensation during the period of the alleged breaches and attorneys fees. By agreement of the parties the state court action has been administratively stayed pending the outcome of the federal court action. In the federal court action, Ford has filed a motion to dismiss.

         Firestone Securities Class Actions. One purported nationwide class action against the Company was filed in federal court in Detroit alleging securities fraud and violations of Rule 10b-5 on behalf of all persons who purchased Ford stock during the period from March 1998 through August 2000. (Seven separate class action complaints were filed initially, but all seven complaints have now been replaced by one master complaint.) The plaintiffs allege that, during that period of time, the defendants made misrepresentations about the safety of Ford products and the Explorer in particular, and failed to disclose material facts about problems with Firestone tires and the safety of Explorers equipped with Firestone tires. The plaintiffs claim that, as a result of these misrepresentations or omissions, they purchased Ford stock at inflated prices and were damaged when the price of the stock fell upon announcement of the recall and subsequent revelations. On December 10, 2001 the federal district court granted Ford's motion to dismiss and dismissed the consolidated action with prejudice. Plaintiffs have moved to amend the judgment to make the dismissal without prejudice and for leave to file an amended complaint.

         Venezuelan Matters. In Venezuela, the Attorney General's Office continues to investigate whether criminal charges should be filed against Firestone and Ford employees as a result of tire tread separation accidents that occurred in that country. The Venezuelan consumer protection agency (INDECU) is assisting in this investigation. In a separate investigation being conducted by the Venezuelan National Assembly concerning the cause of the accidents, a preliminary report was filed on December 5, 2001 by the Technical Commission appointed to conduct the investigation. The report did not contain any conclusions regarding the cause of the accidents; it only detailed the work performed by the committee up to that date. It is not clear whether the committee will submit a final report.


Other Product Liability Matters

         Asbestos Matters. Along with other vehicle manufacturers, we have been the target of asbestos litigation. We are a defendant in various actions for injuries claimed to have resulted from alleged contact with certain Ford parts and other products containing asbestos. Asbestos was used in brakes, clutches and other auto components from 1927-1997. We no longer use asbestos in our vehicles.

         Most of the asbestos litigation we face involves mechanics that worked with brakes over the years, although we have some cases that relate to the presence of asbestos in our facilities. In most of these cases we are not the sole defendant. We believe we are becoming more aggressively targeted in these suits as a result of the bankruptcy filings of companies that have been the previous targets of asbestos litigation. As with all litigation facing the Company, we are prepared to defend these asbestos related cases. We believe that the scientific evidence confirms our long-standing position that mechanics are not at an increased risk of asbestos related disease as a result of exposure to asbestos used in the Company's vehicles.

         The majority of these cases do not specify a dollar amount for damages claimed and in many of those cases that do specify a dollar amount, the specific amount referred to is only the jurisdictional minimum. In any event, the actual damages paid out to claimants pursuant to adverse judgments or settlements have historically been only a small fraction of the damages claimed. To date, our annual payout on these cases has not been material. However, trends toward larger jury verdicts and increased awards of punitive damages create the risk that the amounts actually paid to asbestos claimants may increase in the future.

Environmental Matters

         General. We have received notices under various federal and state environmental laws that we (along with others) may be a potentially responsible party for the costs associated with remediating numerous hazardous substance storage, recycling or disposal sites in many states and, in some instances, for natural resource damages. We also may have been a generator of hazardous substances at a number of other sites. The amount of any such costs or damages for which we may be held responsible could be substantial. The contingent losses that we expect to incur in connection with many of these sites have been accrued and those losses are reflected in our financial statements in accordance with generally accepted accounting principles. However, for many sites, the remediation costs and other damages for which we ultimately may be responsible are not reasonably estimable because of uncertainties with respect to factors such as our connection to the site or to materials there, the involvement of other potentially responsible parties, the application of laws and other standards or regulations, site conditions, and the nature and scope of investigations, studies, and remediation to be undertaken (including the technologies to be required and the extent, duration, and success of remediation). As a result, we are unable to determine or reasonably estimate the amount of costs or other damages for which we are potentially responsible in connection with these sites, although that total could be substantial.

         Waste Disposal. The EPA initiated a civil enforcement action against Ford as a result of Ford Venezuela's 1997 shipment of industrial wastes from its Valencia Assembly Plant in Venezuela for disposal in Texas. Ford Venezuela shipped the industrial waste to the U.S. for disposal under the more stringent U.S. disposal requirements because of the unavailability of adequate disposal facilities in Venezuela and to ensure proper disposal of the waste. Although Ford believes that the subject waste is properly classified as non-hazardous under U.S. environmental laws, the EPA contends that even if the wastes do not exhibit any hazardous characteristics, they nevertheless may be the product of a process that is automatically deemed hazardous under applicable regulations. If Ford is determined to have violated EPA regulations regarding the disposal of hazardous wastes, Ford could be required to pay fines which could exceed $100,000.

         Ohio Assembly Plant. In September 1999, the EPA filed an administrative complaint against Ford alleging violations of the Resource Conservation and Recovery Act ("RCRA") at Ford's Ohio Assembly Plant. The alleged violations are related to Ford's storage of hazardous waste and the absence of a leak monitoring program for paint equipment. The count alleging failure to implement a leak monitoring program for paint equipment remains subject to discussion between Ford and EPA. Subsequent to the Ohio Assembly enforcement action, Ford has received notices of violation alleging the same noncompliance at other facilities. If Ford is determined to have violated EPA regulations, Ford could be required to pay fines or take other actions, the aggregate cost of which could exceed $100,000.

         Sale of E-450s in California. CARB has opened an investigation with respect to approximately 375 1998 and 1999 model year E-450 vehicles sold to California customers. CARB alleges that these vehicles were sold without the required California emissions certification. CARB alleges that the sales were due, in part, to an error in Ford's ordering process for the E-450. If Ford is determined to have violated CARB regulations, Ford could be required to pay fines that could exceed $100,000. Discussions between CARB and Ford are ongoing.


Class Actions

         Paint Class Actions. There are two purported class actions pending against Ford in Texas and Illinois alleging claims for fraud, breach of warranty, and violations of consumer protection statutes. The Texas case purports to assert claims on behalf of Texas residents who have experienced paint peeling in certain 1984 through 1992 model year Ford vehicles. The Illinois case purports to assert claims on behalf of residents of all states except Louisiana and Texas who have experienced paint peeling on most 1988 through 1997 model year Ford vehicles. Plaintiffs in both cases contend that their paint is defective and susceptible to peeling because Ford did not use spray primer between the high-build electrocoat ("HBEC") and the color coat. The lack of spray primer allegedly causes the adhesion of the color coat to the HBEC to deteriorate after extended exposure to ultraviolet radiation from sunlight. Plaintiffs in both cases seek unspecified compensatory damages (in an amount to cover the cost of repainting their vehicles and to compensate for alleged diminution in value), punitive damages, attorneys' fees and interest.

         The Illinois case, Phillips, is still in the early stages of litigation and there have been no significant developments in that case. In the Texas case, Sheldon, the trial court certified a class of Texas owners who experienced paint peeling because of the alleged defect. On May 11, 2000, the Texas Supreme Court reversed the trial court, decertified the class and remanded the case for further proceedings. On remand, the trial court certified two classes consisting of original owners of class vehicles who experienced peeling paint and original owners who paid Ford or a Ford dealer to repaint their vehicles. We have filed an appeal with the Texas Court of Appeals.

         TFI Module Class Actions. There are seven class actions pending in state courts in Alabama, California, Illinois, Maryland, Missouri, Tennessee and Washington, alleging defects in TFI modules in more than 22 million vehicles manufactured by Ford between 1983 and 1995. With minor variations based upon state law and differences in the scope of the classes alleged, all of the cases involve the same legal claims and theories. The parties have reached an agreement to settle the lead case in California and five of the other pending cases. The agreement provides that Ford will extend the warranties applicable to distributor-mounted TFI modules to 100,000 miles, reimburse class members who previously paid to replace Motorcraft(R) distributor-mounted TFI modules, donate $5 million to an organization for research and education in the fields of automotive safety or environmental protection, and pay plaintiffs' counsel reasonable fees and expenses. The court in the California case gave preliminary approval to the settlement. A final hearing on the settlement has been scheduled for June 21, 2002. If the settlement is approved by the California court, the remaining five cases expressly subject to the settlement will be dismissed. A class certification motion is pending in the seventh case (in Illinois), but if the nationwide settlement is approved by the California court we expect that case to be dismissed as well.

         Ford/Citibank Visa Class Action. Following the June 1997 announcement of the termination of the Ford/Citibank credit card rebate program, five purported nationwide class actions and one purported statewide class action were filed against Ford; Citibank is also a defendant in some of these actions. The actions allege damages in an amount up to $3,500 for each cardholder who obtained a Ford/Citibank credit card in reliance on the rebate program and who is precluded from accumulating discounts toward the purchase or lease of new Ford vehicles after December 1997 as a result of the termination of the rebate program. Plaintiffs contend that defendants deceptively breached their contract by unilaterally terminating the program, that defendants have been unjustly enriched as a result of the interest charges and fees collected from cardholders, and further, that defendants conspired to deprive plaintiffs of the benefits of their credit card agreement. Plaintiffs seek compensatory damages, or alternatively, reinstatement of the rebate program, and punitive damages, costs, expenses and attorneys' fees. The five purported nationwide class actions were filed in state courts in Alabama, Illinois, New York, Oregon and Washington, and the purported statewide class action was filed in a California state court. The Alabama court has conditionally certified a class consisting of Alabama residents. Ford removed all of the cases to federal court, which consolidated and transferred the cases to federal court in Washington for pretrial proceedings. In October 1999, the federal court dismissed the consolidated proceedings for lack of jurisdiction and sent each action back to the state court in which it originated. We appealed this ruling to the United States Court of Appeals for the Ninth Circuit, which affirmed the trial court. The United States Supreme Court has granted Ford's petition for a writ of certiorari and will review the decision of the Ninth Circuit. We do not expect a decision from the Court until at least the fourth quarter.

         Lease Residual Class Action -- not included.

         Retail Lessee Insurance Coverage Class Action. On May 24, 1999, Michigan Mutual Insurance Company was served with a purported class action complaint in federal court in Florida alleging that the Ford Commercial, General Liability and Business Automobile Insurance Policy, and the Personal Auto Supplement to that policy, provides uninsured/underinsured motorist coverage and medical payments coverage to retail lessees of Ford vehicles (e.g., to Red Carpet lessees). The Company is required to defend and indemnify Michigan Mutual. The complaint rests on an untenable interpretation of the Michigan Mutual policy, which was intended to cover company cars and lease evaluation vehicles. Unfortunately, however, the Florida Court of Appeals in a prior action brought by a single individual, has accepted plaintiffs' interpretation of the policy. The Florida court's opinion should not be controlling in federal court, however, and Ford has filed a motion for summary judgment based on the policy language and the intention of the parties. Plaintiffs responded to Ford's motion, cross-moved for summary judgment in their favor, moved to amend their complaint, and moved for class certification. A hearing on Ford's motion was held on October 2, 2000, and we expect a decision sometime in 2002.

         Throttle Body Assemblies Class Action. A purported nationwide class action is pending in federal court in Ohio on behalf of all persons who own or lease 1999 Mercury Villagers. The complaint alleges that the vehicle has a defective throttle body assembly that causes the gas pedal to intermittently lock or stick in the closed position. The complaint alleges breach of warranty, negligence, and violation of consumer protection statutes. Plaintiffs seek an order requiring Ford to recall the vehicles. They also seek unspecified compensatory damages, treble damages, attorneys fees, and costs. Plaintiffs' motion to certify a class is pending.

         Windstar Transmission Class Actions. Two purported class actions are pending, alleging that Ford marketed, advertised, sold, and leased 1995 Windstars in a deceptive manner by misrepresenting their quality and safety and actively concealing defects in the transmissions. One case is pending in California state court and is limited to owners and lessees of that state. Another case is pending in Illinois state court and purports to represent owners and lessees from all states. Plaintiffs contend that transmissions in the Windstar have prematurely suffered from shifting problems and acceleration failures, requiring early replacement at substantial expense to owners. The cases assert several statutory and common law theories, and seek several types of relief, including unspecified compensatory damages, punitive damages, and injunctive relief. Plaintiffs' have filed a motion for class certification in the California case. (A third case, which alleged a defect in the transmissions of 3.8 liter engines in 1990-95 Taurus/Sables and 1990-94 Lincoln Continentals in addition to 1995 Windstars has been dismissed. Plaintiffs have appealed the dismissal to the United States Court of Appeals for the Third Circuit.)

         Seat Back Class Actions. Four purported statewide class actions were filed in state courts in Maryland, New Hampshire, New Jersey and New York against Ford, General Motors Corporation and DaimlerChrysler AG alleging that seat backs with single recliner mechanisms are defective. Plaintiffs in each of these suits alleged that seats installed in class vehicles (defined as almost all passenger cars made after 1991) are defective because the seat backs are unstable and susceptible to rearward collapse in the event of a rear-end collision. The purported class in each state consists of all persons who own a class vehicle and specifically excludes all persons who have suffered personal injury as a result of the rearward collapse of a seat. Plaintiffs allege causes of action for negligence, strict liability, implied warranty, fraud, and civil conspiracy. Plaintiffs also allege violations of the consumer protection statutes in the various states. Plaintiffs seek "compensatory damages measured by the cost of correcting the defect, not to exceed $5,000 for each class vehicle." Ford's motions to dismiss were granted in Maryland, New Hampshire, and New York, and Ford's motion for summary judgment was granted in New Jersey. The New Hampshire Supreme Court affirmed the trial court's ruling, but plaintiffs' appeals are pending in New York, Maryland, and New Jersey.

         Late Charges Class Actions -- not included.

         Fair Lending Class Actions -- not included.

         F-150 Radiator Class Actions. Two purported class actions are pending alleging that the Company defrauded purchasers of 1999-2001 F-150 trucks by falsely representing that certain option packages included "upgraded" radiators. Approximately 400,000 trucks that were intended to have larger radiators were built with standard radiators. The first case, filed in state court in New York, purports to represent a nationwide class, and seeks an order requiring installation of larger radiators and other damages. The trial court granted our motion to dismiss, and plaintiffs have appealed. In the second case, filed in state court in Texas, the trial court has certified a class of all purchasers of 2000 and 2001 F-150 trucks with heavy duty or trailer packages in Texas, and seeks unspecified damages. We are appealing that ruling to the Texas Court of Appeals. Plaintiffs' motion to modify the certification ruling to expand it to a nationwide class is pending in the trial court.

         Platinum Group Metals A purported nationwide class action has been filed against the Company in federal court in New York alleging securities fraud and violations of Rule 10b-5 on behalf of all persons who purchased Ford stock between December 1, 1999 and January 12, 2002 (the "class period"). The plaintiff alleges that during the class period the Company entered into a series of contracts for the purchase of platinum group metals ("PGM") at historically high prices and failed to properly hedge these purchases, thereby exposing the Company to losses when the price of PGM fell. The plaintiffs allege that the Company made statements in its securities disclosures about its commodity purchase practices and hedging programs that misled investors as to Ford's exposure to loss from PGM purchases. As a result, plaintiffs allege that they purchased Ford stock at inflated prices and were damaged when Ford "wrote-down" the value of its PGM by $1 billion on a pre-tax basis.

         Side Release Seat Belt Buckles. On February 14, 2002, Ford was served with a purported class action alleging that the side release buckles installed in 1969 through 1998 Ford vehicles are defective because they "could unlatch from inertial forces." The suit was filed in state court in Illinois against General Motors Corporation as well as against Ford, allegedly on behalf of all Illinois owners of vehicles with the defective buckles. The complaint seeks compensatory and punitive damages, including a payment to each class member of the cost of installing different buckles.


Other Matters

         Rouge Powerhouse Insurance Litigation. There are several pending lawsuits arising out of the February 1, 1999 Rouge Powerhouse explosion. In June 2000, Ford filed a coverage action against ten property insurance carriers seeking property damage and business interruption losses attributable to the Powerhouse explosion. Factory Mutual, one of these insurers, filed a counterclaim in the lawsuit for claims paid to Rouge Steel Company ("Rouge Steel"). Factory Mutual's counterclaim alleges that Rouge Steel's damages occurred as a result of Ford's negligence, gross negligence or willful and wanton misconduct in operating the Powerhouse and totals approximately $340 million. This counterclaim, and a similar claim for approximately $25 million by other insurers of Rouge Steel, has been ordered to arbitration. Additionally, claims related to business interruption losses incurred by several suppliers to Rouge Steel, totaling approximately $20 million, also have been added to the arbitration. In addition, seventeen Ford employees and two Rouge Steel employees also have filed lawsuits seeking recovery in excess of $100 million in the aggregate for alleged psychological injuries caused as a result of the explosion.

Visteon Dispute. As reported in the media, Ford and Visteon Corporation, our former automotive components subsidiary that was spun-off on June 28, 2000, have been attempting to resolve certain disputes that arose out of the spin-off related to the pricing of components sold by Visteon to Ford. The primary disputes related to (i) the amount of Ford's contractual entitlement to productivity price reductions for the year 2001, and (ii) Ford's ability to adjust downward the price of business sourced to Visteon in Europe at the time of the spin-off over the years 2001-2005. We have negotiated a resolution of the first matter in respect of North America, and Visteon is pursuing arbitration of the second matter.

ITEM 6.  SELECTED FINANCIAL DATA

         The following tables set forth selected financial data and other data concerning Ford for each of the last five years (dollar amounts in millions, except per share amounts). 1997-1999 data (except employee data) have been restated to reflect Visteon as a discontinued operation.

SUMMARY OF OPERATIONS

                                                                     2001           2000          1999          1998         1997
                                                                     ----           ----          ----          ----         ----
AUTOMOTIVE SECTOR
Sales                                                            $ 131,528      $ 141,230      $ 135,073     $ 118,017     $ 121,976
Operating income/(loss)                                             (7,568)         5,232          7,169         5,376         6,060
Income/(loss) before income taxes                                   (9,036)         5,267          7,275         5,842         6,267
Net income/(loss)                                                   (6,267)         3,624          4,986         4,049         4,203

FINANCIAL SERVICES SECTOR
Revenues                                                         $  30,884      $  28,828      $  25,630     $  25,524     $  30,796
Income before income taxes                                           1,452          2,967          2,579        18,438         3,857
Net income (a), (b)                                                    814          1,786          1,516        17,319         2,206

TOTAL COMPANY
Income/(loss) before income taxes                                $  (7,584)     $   8,234      $   9,854     $  24,280     $  10,124
Provision/(credit) for income taxes                                 (2,151)         2,705          3,248         2,760         3,436
Minority interests in net income of subsidiaries                        20            119            104           152           279
                                                                 ---------      ---------      ---------     ---------     ---------
Income/(loss) from continuing operations
   (a), (b)                                                         (5,453)         5,410          6,502        21,368         6,409
Income from discontinued operation                                       -            309            735           703           511
Loss on spin-off of discontinued operation                               -         (2,252)             -             -             -
                                                                 ---------      ---------      ---------     ---------     ---------
Net income/(loss)                                                $  (5,453)     $   3,467      $   7,237     $  22,071     $   6,920
                                                                 =========      =========      =========     =========     =========


TOTAL COMPANY DATA PER SHARE OF COMMON
AND CLASS B STOCK  (c)

BASIC:
Income/(loss) from continuing operations                         $   (3.02)     $    3.66      $    5.38     $   17.59     $    5.32
Income/(loss) before cumulative effects
   of changes in accounting principles                               (3.02)          2.34           5.99         18.17          5.75
Net income/(loss)                                                    (3.02)          2.34           5.99         18.17          5.75

DILUTED:
Income/(loss) from continuing operations                         $   (3.02)     $    3.59      $    5.26     $   17.19     $    5.20
Income/(loss) before cumulative effects
   of changes in accounting principles                               (3.02)          2.30           5.86         17.76          5.62
Net income/(loss)                                                    (3.02)          2.30           5.86         17.76          5.62

Cash dividends (d)                                               $    1.05      $    1.80      $    1.88     $    1.72     $   1.645
Common stock price range (NYSE Composite)
  High                                                               31.42          31.46          37.30         33.76         18.34
  Low                                                                14.70          21.69          25.42         15.64         10.95
Average number of shares of Common and
  Class B stock outstanding (in millions)                            1,820          1,483          1,210         1,211         1,195

--------------
(a) 1998 includes a non-cash gain of $15,955 million that resulted from Ford's spin-off of The Associates.
(b)  1997 includes a gain of $269 million on the sale of Hertz Common Stock.
(c) Share data have been adjusted to reflect stock dividends and stock splits. Common stock price range (NYSE Composite) has been adjusted to reflect the Visteon spin-off, a recapitalization known as our Value Enhancement Plan, and The Associates Spin-off.
(d) Adjusted for the Value Enhancement Plan effected in August 2000, cash dividends were $1.16 per share in 2000.

SUMMARY OF OPERATIONS
(CONTINUED)

                                                    2001            2000            1999            1998           1997
                                                    ----            ----            ----            ----           ----
TOTAL COMPANY BALANCE
  SHEET DATA AT YEAR-END

ASSETS
  Automotive sector                               $ 88,319        $ 94,312        $ 99,201        $ 83,911        $ 80,339
  Financial Services sector                        188,224         189,078         171,048         148,801         194,018
                                                  --------        --------        --------        --------        --------
    Total assets                                  $276,543        $283,390        $270,249        $232,712        $274,357
                                                  ========        ========        ========        ========        ========
LONG-TERM DEBT
  Automotive                                      $ 13,492        $ 11,769        $ 10,398        $  8,589        $  6,964
  Financial Services                               107,266          87,118          67,517          55,468          73,198
Stockholders' equity                                 7,786          18,610          27,604          23,434          30,787

TOTAL COMPANY FACILITY
  AND TOOLING DATA
Capital expenditures for
  facilities (excluding
  special tools)                                  $  4,671        $  5,315        $  4,332        $  4,369        $  4,906
Depreciation                                        15,864          12,915          11,846          10,890           9,865
Expenditures for special tools                       2,337           3,033           3,327           3,388           2,894
Amortization of special tools                        3,265           2,451           2,459           2,880           3,126

TOTAL COMPANY EMPLOYEE
  DATA - WORLDWIDE
Payroll                                           $ 17,433        $ 18,081        $ 18,390        $ 16,757        $ 17,187
Total labor costs                                   23,553          25,783          26,881          25,606          25,546
Average number of employees                        354,431         350,117         374,093         342,545         363,892

TOTAL COMPANY EMPLOYEE
  DATA - U.S. OPERATIONS
Payroll                                           $ 10,832        $ 11,274        $ 11,418        $ 10,548        $ 10,840
Average number of employees                        165,512         164,853         173,045         171,269         189,787

AVERAGE HOURLY LABOR COSTS (f)
  Earnings                                        $  27.38        $  26.73        $  25.58        $  24.30        $  22.95
  Benefits                                           20.35           21.71           21.79           21.42           20.60
                                                  --------        --------        --------        --------        --------
    Total hourly labor costs                      $  47.73        $  48.44        $  47.37        $  45.72        $  43.55
                                                  ========        ========        ========        ========        ========

--------------
(f)  Per hour worked (in dollars). Excludes data for subsidiary companies.

SUMMARY OF VEHICLE UNIT SALES (a)
(IN THOUSANDS)                                    2001           2000           1999             1998            1997
                                                  ----           ----           ----             ----            ----
NORTH AMERICA
    United States
      Cars                                       1,427           1,775           1,725           1,563           1,614
      Trucks                                     2,458           2,711           2,660           2,425           2,402
                                                 -----           -----           -----           -----           -----
      Total United States                        3,885           4,486           4,385           3,988           4,016

    Canada                                         245             300             288             279             319
    Mexico                                         162             147             114             103              97
                                                 -----           -----           -----           -----           -----
      Total North America                        4,292           4,933           4,787           4,370           4,432

EUROPE
    Britain                                        637             476             518             498             466
    Germany                                        383             320             353             444             460
    Italy                                          249             222             209             205             248
    Spain                                          178             180             180             155             155
    France                                         163             158             172             171             153
    Other countries                                551             526             528             377             318
                                                 -----           -----           -----           -----           -----
      Total Europe                               2,161           1,882           1,960           1,850           1,800

OTHER INTERNATIONAL
    Brazil                                         125             134             117             178             214
    Australia                                      115             125             125             133             132
    Taiwan                                          53              63              56              77              79
    Argentina                                       29              49              60              97             147
    Japan                                           18              26              32              25              40
    Other countries                                198             212              83              93             103
                                                 -----           -----           -----           -----           -----
      Total other international                    538             609             473             603             715

TOTAL WORLDWIDE VEHICLE
                                                 -----           -----           -----           -----           -----
  UNIT SALES                                     6,991           7,424           7,220           6,823           6,947
                                                 =====           =====           =====           =====           =====

------------------
(a) Vehicle unit sales generally are reported worldwide on a "where sold" basis and include sales of all Ford Motor Company-badged units, as well as units manufactured by Ford and sold to other manufacturers.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FOURTH QUARTER 2001 RESULTS OF OPERATIONS

         Our worldwide losses, including charges of $4,106 million primarily related to our Revitalization Plan, were $5,068 million in the fourth quarter of 2001, or $2.81 per diluted share of Common and Class B Stock. In the fourth quarter of 2000, earnings were $1,077 million (including charges for unusual items of $133 million), or $0.57 per diluted share. Worldwide sales and revenues were $41.2 billion in the fourth quarter of 2001, down $1.4 billion, reflecting primarily lower vehicle sales in North America, partially offset by higher vehicle sales in Europe. Unit sales of cars and trucks were 1,808,000 units, down 32,000 units, reflecting primarily lower market share in the United States, partially offset by higher market share in Europe.

         Results of our operations by business sector for the fourth quarter of 2001 and 2000 are shown below (in millions):

                                                                        Fourth Quarter Net Income/(Loss)
                                                                        ---------------------------------------
                                                                                                       2001
                                                                                                   Over/(Under)
                                                                           2001        2000            2000
                                                                        ---------  -----------   --------------
                  Automotive sector                                     $(4,708)     $  629       $(5,337)
                  Financial Services sector                                (360)        448          (808)
                                                                        -------      ------       -------

                   Total Company net income/(loss)                      $(5,068)     $1,077       $(6,145)
                                                                        =======      ======       =======

         Following an extensive review of Ford's North and South American operations, on January 11, 2002, we announced the operating and financial goals of our Revitalization Plan, which we expect to achieve by mid-decade. The pre-tax impact of the Revitalization Plan and other fourth quarter charges include (in billions):

                 Fixed-asset impairments
                  North America                                                         $3.1
                  South America                                                          0.7
                                                                                        ----
                   Total fixed-asset impairments                                         3.8

                 Precious metals                                                         1.0
                 Personnel (primarily North America salaried)                            0.6
                 All other                                                               0.3
                                                                                        ----
                    Total pre-tax charges                                               $5.7
                                                                                        ====

                 Memo:  After-tax effect of charges                                     $4.1

         These substantially non-cash charges included $3.9 billion and $204 million for the Automotive sector and the Financial Services sector, respectively. The Automotive-related charge included asset impairment charges, write-down of precious metals and forward contracts related thereto, employee separation costs (primarily for employees who voluntarily accepted separation offers in 2001) and other charges, such as an accounting charge for Mazda pension expense and the impact of the devaluation of the Argentine peso. See
Note 16 of the Notes to our Consolidated Financial Statements for more information regarding these charges.

         We expect that the effects of our Revitalization Plan will improve our pre-tax operating results to $7 billion annually, an improvement of $9 billion, by mid-decade. This expectation is based on assumptions for the U.S. market for 2003 and beyond with respect to industry sales (16 million units annually), Ford-brand market share (19%) and net pricing (negative).

Automotive Sector

         Worldwide losses for our Automotive sector were $4,708 million in the fourth quarter of 2001 on sales of $33.8 billion. Earnings in the fourth quarter of 2000 were $629 million on sales of $35.1 billion.

         Details of our Automotive sector earnings for the fourth quarter of 2001 and 2000 are shown below (in millions):

                                                                                     Fourth Quarter
                                                                                   Net Income/(Loss)
                                                                        ---------------------------------------
                                                                                                      2001
                                                                                                  Over/(Under)
                                                                           2001        2000           2000
                                                                        ---------------------------------------
                  North American Automotive                             $(4,068)     $  607       $(4,675)

                  Automotive Outside North America
                  - Europe                                                   61          33            28
                  - South America                                          (598)        (31)         (567)
                  - Rest of World                                          (103)         20          (123)
                                                                        -------      ------       -------
                   Total Automotive Outside
                    North America                                          (640)         22          (662)
                                                                        -------      ------       -------

                     Total Automotive sector                            $(4,708)     $  629       $(5,337)
                                                                        =======      ======       =======

         The decrease in our fourth quarter Automotive sector earnings in North America reflected primarily the asset impairments and other charges outlined above, lower vehicle unit sales volumes, significantly increased marketing costs for Ford, Lincoln and Mercury brands (16.7% of sales compared with 10.7% a year ago), and an increase in warranty and other costs associated with customer satisfaction initiatives.

         The improved fourth quarter results in Europe reflected an increase in vehicle unit sales and the benefits of last year's restructuring actions. The decline in South America reflected primarily asset impairments related to the Revitalization Plan and other charges, lower operating results due to a weaker currency in Brazil, the devaluation of the Argentine peso and lower industry volumes in Brazil and Argentina.

Financial Services Sector

         Details of our Financial Services sector earnings are shown below (in millions):

                                                                                    Fourth Quarter
                                                                                   Net Income/(Loss)
                                                                        --------------------------------------
                                                                                                     2001
                                                                                                 Over/(Under)
                                                                           2001        2000          2000
                                                                        ----------- ----------- --------------
                  Ford Credit                                            $(297)       $410         $(707)
                  Hertz                                                    (58)         56          (114)
                  Minority interests and other                              (5)        (18)           13
                                                                         -----        ----         -----

                   Total Financial Services sector                       $(360)       $448         $(808)
                                                                         =====        ====         =====

         Ford Credit - not included.

         Losses at Hertz in the fourth quarter of 2001 were $58 million, compared with earnings of $56 million a year ago. The profit decline was primarily due to the lower car rental volume in the United States, reflecting the adverse impact on business travel and pricing following the terrorist attacks of September 11, 2001 and the slowdown in the U.S. economy.

FULL-YEAR 2001 RESULTS OF OPERATIONS

         Our worldwide sales and revenues were $162.4 billion in 2001, down $7.7 billion from 2000, reflecting primarily lower vehicle sales in North America, offset partially by higher vehicle sales in Europe. We sold 6,991,000 cars and trucks in 2001, down 433,000 units, reflecting primarily lower market share in the United States, partially offset by higher market share in Europe.

         Results of our operations by business sector for 2001, 2000, and 1999 are shown below (in millions):

                                                                                   Net Income/(Loss)
                                                                         ---------------------------------------

                                                                            2001          2000         1999
                                                                         ------------  -----------  ------------
               Automotive sector                                         $(6,267)      $ 3,624      $ 4,986
               Financial Services sector                                     814         1,786        1,516
                                                                         -------       -------      -------
                Income/(Loss) from continuing operations                  (5,453)        5,410        6,502

               Income from discontinued operation*                             -           309          735
               Loss on spin-off of discontinued operation                      -        (2,252)           -
                                                                         -------       -------      -------

                 Total Company net income/(loss)                         $(5,453)      $ 3,467      $ 7,237
                                                                         =======       =======      =======

               * Visteon Corporation, our former automotive components
                 subsidiary, was spun off to Ford Common and Class B stockholders on June 28, 2000.





The following unusual items were included in our 2001, 2000, and 1999 income from continuing operations (in millions):

                                                                               Automotive Sector
                                                           -------------------------------------------------------------
                                                                                                   Rest        Total      Financial
                                                              North                    South        of         Auto        Services
                                                             America      Europe      America      World      Sector        Sector
                                                           ------------ ------------------------------------------------ -----------
2001
----
- Derivative instruments (SFAS No. 133)
   transition adjustment and ongoing effects               $   (95)                                         $   (95)      $ (157)
- Mazda restructuring actions in the second
   quarter                                                                                      $ (114)        (114)
- Write-down of E-commerce and Automotive-
   related ventures in the third quarter                      (199)                                            (199)
- Revitalization Plan and other fourth quarter
   charges (includes portion of SFAS No. 133)               (3,149)                  $(552)       (201)      (3,902)        (204)
                                                           -------      --------     -----      ------      -------       ------
 Total 2001 unusual items                                  $(3,443)           -      $(552)     $ (315)     $(4,310)      $ (361)
                                                           =======      ========     =====      ======      =======       ======

------------------------------------------------------------------------------------------------------------------------------------

2000
----
- Asset impairment and restructuring costs for
   Ford brand operations in Europe in the
   second quarter                                                       $(1,019)                            $(1,019)
- Inventory-related profit reduction for Land
   Rover in the third quarter                              $   (13)         (76)                $  (17)        (106)
- Write-down of assets associated with the
   Nemak joint venture in the fourth quarter                  (133)                                            (133)
                                                           -------      --------     -------    --------    -------       ------
 Total 2000 unusual items                                  $  (146)     $(1,095)         -      $  (17)     $(1,258)      $    -
                                                           =======      ========     =====      ======      =======       ======

------------------------------------------------------------------------------------------------------------------------------------

1999
----
- Gain from the sale of our interest in
   AutoEuropa to Volkswagen AG in the first
   quarter                                                              $   165                             $   165
- Inventory-related profit reduction for Volvo
   Car in the second quarter                               $   (16)        (125)                $   (5)        (146)
- Visteon-related postretirement adjustment in
   the third quarter (incl. in Total Auto Sector)                                                              (125)
- Employee separation costs in the third
   quarter                                                     (79)                                             (79)      $  (23)
- Lump-sum payments relating to ratification of
   the 1999 United Auto Workers and Canadian
   Auto Workers contracts in the fourth
   quarter                                                     (80)                                             (80)
                                                           -------      --------     -------    --------    -------       ------
 Total 1999 unusual items                                  $  (175)     $    40          -      $   (5)     $  (265)      $  (23)
                                                           =======      ========     =====      ======      =======       ======


         Excluding these unusual items, losses from continuing operations would have been $782 million in 2001, compared with income from continuing operations of $6,668 million in 2000 and $6,790 million in 1999.

         We established and communicated the financial milestones listed below for 2001, which excluded Visteon in both the 2000 base period and 2001. Our results against these milestones, excluding the unusual items described above, are listed below.

                                          2001 Milestone                      Actual Result
                                          --------------                      -------------
      Total Company
      -------------
        -- Revenue                     Grow $5 billion                    Declined $8 billion

      Automotive
      ----------
            -- North America           4%+ return on sales                (2.3)%
        -- Europe                      1%+ return on sales                 0.8%
        -- South America               Improve results                    Improved by $12 million
        -- Rest of World               Achieve profitability              Earned $156 million
        -- Total Costs                 Reduce $1 billion                  Increased $1 billion*
                                       (at constant volume and mix)
        -- Capital Spending            Contain at $8 billion or less      Spent $6.4 billion

      Financial Services
      ------------------
        -- Ford Credit                 Improve returns                    Declined 3.6 percentage points
                                       Grow earnings 10%                  Declined 22%

-------------------
* Excludes costs related to our Firestone tire replacement action


AUTOMOTIVE SECTOR RESULTS OF OPERATIONS

         Details of our Automotive sector earnings from continuing operations for 2001, 2000, and 1999 are shown below (in millions):

                                                                                 Net Income/(Loss)
                                                                       ------------------------------------
                                                                          2001         2000        1999
                                                                       ------------ ----------- -----------
                  North American Automotive                             $(5,597)     $ 4,886      $5,418

                  Automotive Outside North America
                  - Europe                                                  266       (1,130)         50
                  - South America                                          (777)        (240)       (444)
                  - Rest of World                                          (159)         108          87
                                                                        -------      -------      ------
                   Total Automotive Outside
                    North America                                          (670)      (1,262)       (307)

                  Visteon-related postretirement adjustment                   -            -        (125)
                                                                        -------      -------      ------

                     Total Automotive sector                            $(6,267)     $ 3,624      $4,986
                                                                        =======      =======      ======

2001 Compared with 2000

         Worldwide losses from continuing operations for our Automotive sector were $6,267 million in 2001 on sales of $131.5 billion, compared with earnings of $3,624 million in 2000 on sales of $141.2 billion. Adjusted for constant volume and mix and excluding unusual items and costs related to our Firestone tire replacement action, our total costs in the Automotive sector increased $1.0 billion compared with 2000.

         Our Automotive sector losses from continuing operations in North America were $5,597 million in 2001 on sales of $91.0 billion, compared with earnings of $4,886 million in 2000 on sales of $103.9 billion. The earnings deterioration reflected primarily lower vehicle unit sales volumes, the charges associated with the Revitalization Plan and the other charges outlined above, significantly increased marketing costs, costs associated with the Firestone tire replacement action and increased warranty and other costs associated with customer satisfaction initiatives.

         In 2001, approximately 17.5 million new cars and trucks were sold in the United States, down from 17.8 million units in 2000. Our share of those unit sales was 22.8% in 2001, down 0.9 percentage points from a year ago, due primarily to increased competition resulting from new model entrants into the truck and sport utility vehicle segments, as well as the continued weakness of the Japanese yen, which creates favorable pricing opportunities for our Japanese competitors. Marketing costs for our Ford, Lincoln and Mercury brands increased to 14.7% of sales of those brands, up from 11.1% a year ago, reflecting increased competitive pricing in the form of subsidized financing and leasing programs (such as 0.0% financing during the fourth quarter), cash rebates and other incentive programs.

         Our Automotive sector earnings in Europe were $266 million from continuing operations in 2001, compared with losses of $1,130 million a year ago. The increase reflected the non-recurrence of the 2000 charge related to asset impairments and restructuring, as well as increased vehicle unit sales and the effect on depreciation from last year's asset impairment and restructuring actions.

         In 2001, approximately 17.8 million new cars and trucks were sold in our nineteen primary European markets, down from 17.9 million units in 2000. Our share of those unit sales was 10.7% in 2001, up 0.7 percentage points from a year ago, reflecting increased sales of new Ford-brand Mondeo and Transit models and our acquisition of Land Rover.

         Our Automotive sector losses in South America were $777 million from continuing operations in 2001, compared with a loss of $240 million in 2000. The decrease is more than explained by asset impairment charges and the devaluation of the Argentine peso.

         Industry sales in 2001 were 1.6 million units in Brazil, up about 10% from 2000, and approximately 201,000 units in Argentina, down 41% from 2000. Brazil's economy has recently entered into a recession as a result of tight fiscal and monetary policies and election year uncertainties, which have restrained growth. We expect industry volumes in Brazil to deteriorate in 2002. Economic conditions continue to remain weak in Argentina primarily as a result of the recent peso devaluation. Our combined car and truck market share in these markets in 2001 was 7.8% in Brazil (down 1.3 percentage points) and 14.3% in Argentina (down 1.4 percentage points).

         Automotive sector losses from continuing operations outside North America, Europe, and South America ("Rest of World") were $159 million in 2001, compared with earnings of $108 million in 2000. The earnings deterioration reflected Ford's share of a non-cash charge relating to Mazda's pension expenses and other restructuring actions at Mazda.

         New car and truck sales in Australia, our largest market in Rest of World, were approximately 773,000 units in 2001, down about 14,000 units from a year ago. In 2001, our combined car and truck market share in Australia was 15.1%, down 0.6 percentage points from 2000, reflecting primarily share deterioration in the full-size car segment due to continued aggressive competition.

2000 Compared with 1999

         Worldwide earnings from continuing operations for our Automotive sector were $3,624 million in 2000 on sales of $141 billion, compared with $4,986 million in 1999 on sales of $135 billion. The decrease in earnings reflected asset impairments and restructuring charges in Europe and lower earnings in North America, offset partially by improved results in South America. Adjusted for constant volume and mix, our total costs in the Automotive sector declined $500 million compared with 1999.

         Our Automotive sector earnings from continuing operations in North America were $4,886 million in 2000 on sales of $103.9 billion, compared with $5,418 million in 1999 on sales of $99.2 billion. The earnings deterioration reflected primarily costs associated with the Firestone tire recall and higher warranty costs related to our 3.8 liter engine, offset partially by increased volume. The after-tax return on sales for our Automotive sector in North America was 4.8% in 2000, down 0.7 percentage points from 1999.

         In 2000, approximately 17.8 million new cars and trucks were sold in the United States, up from 17.4 million units in 1999. Our share of those unit sales was 23.7% in 2000, down 0.1 percentage points from 1999.

         Our Automotive sector losses in Europe were $1,130 million from continuing operations in 2000, compared with earnings of $50 million a year ago. The decline reflected primarily the second quarter 2000 charge of $1,019 million related to asset impairment and restructuring costs for Ford brand operations.

         In 2000, approximately 17.9 million new cars and trucks were sold in our nineteen primary European markets, down from 18.2 million units in 1999. Our share of those unit sales was 10% in 2000, down 0.2 percentage points from 1999, reflecting primarily an increase in market share related to our acquisitions of Volvo Car and Land Rover, offset by a decrease in market share for Ford-brand vehicles. The decrease in our Ford brand share reflected primarily continued aggressive competition.

         Our Automotive sector in South America lost $240 million from continuing operations in 2000, compared with a loss of $444 million in 1999. The improvement reflected primarily higher vehicle margins resulting from cost reductions and improved product mix and pricing.

         In 2000, approximately 1.5 million new cars and trucks were sold in Brazil, compared with 1.3 million in 1999. Our share of those unit sales was 9.1% in 2000, down 0.6 percentage points from 1999. The decline in market share reflected increased competition.

         Automotive sector earnings from continuing operations in the Rest of World were $108 million in 2000, compared with earnings of $87 million in 1999.

         New car and truck sales in Australia, our largest market in Rest of World, were approximately 788,000 units in 2000, essentially unchanged from 1999. In 2000, our combined car and truck market share in Australia was 15.7%, down 1.9 percentage points from 1999, reflecting primarily strong competitive pressures.


FINANCIAL SERVICES SECTOR RESULTS OF OPERATIONS

         Earnings of our Financial Services sector consist primarily of two segments, Ford Credit and Hertz. Details of our Financial Services sector earnings for 2001, 2000, and 1999 are shown below (in millions):

                                                                            Net Income/(Loss)
                                                                  ------------------------------------
                                                                     2001        2000         1999
                                                                  ----------- ----------- ------------
               Ford Credit                                          $839       $1,536      $1,261
               Hertz                                                  23          358         336
               Minority interests and other                          (48)        (108)        (81)
                                                                    ----       ------      ------

                Total Financial Services sector                     $814       $1,786      $1,516
                                                                    ====       ======      ======

2001 Compared with 2000

         Ford Credit - not included.

         Earnings at Hertz in 2001 were $23 million. In 2000, Hertz had earnings of $358 million. The decrease in earnings was primarily due to lower car rental volume in the United States, reflecting the adverse impact on business travel and pricing of the slowdown in the United States economy.

2000 Compared with 1999

         Ford Credit - not included.

         Earnings at Hertz in 2000 were $358 million. In 1999, Hertz had earnings of $336 million. The increase in earnings reflected primarily strong volume-related performance, offset partially by downward pricing pressure and higher interest costs.


LIQUIDITY AND CAPITAL RESOURCES

Automotive Sector

         For the Automotive sector, liquidity and capital resources include cash generated from operations, gross cash balances, our ability to raise funds in capital markets and committed credit lines.

         Gross Cash - Automotive gross cash includes cash and marketable securities and assets contained in a Voluntary Employee Beneficiary Association ("VEBA") trust, which reflect financial assets available to fund the business and pay future obligations in the near term, as summarized below (in billions):

                                                                                         December 31,
                                                                               ---------------------------------
                                                                                 2001        2000       1999
                                                                               ----------  ---------- ----------
   Cash and cash equivalents                                                   $  4.1      $  3.4     $  2.8
   Marketable securities                                                         10.9        13.1       18.9
   VEBA                                                                           2.7         3.7        3.7
                                                                               ------      ------     ------
      Gross cash                                                               $ 17.7      $ 20.2     $ 25.4
                                                                               ======      ======     ======

         In managing our business, we classify changes in gross cash in three categories: operating related (including capital expenditures and capital transactions with the Financial Services sector), acquisitions and divestitures and financing related. Changes for the last three years are summarized below (in billions):

                                                                                         December 31,
                                                                               ---------------------------------
                                                                                 2001        2000       1999
                                                                               ----------  ---------- ----------
   Present year-end gross cash                                                  $17.7       $20.2      $25.4
   Prior year-end gross cash                                                     20.2        25.4       25.7
                                                                                -----       -----      -----
    Present over (under) prior                                                  $(2.5)      $(5.2)     $(0.3)
                                                                                =====       =====      =====

   Operating related cash flows
    Automotive net income/(loss)                                                $(6.3)      $ 3.6      $ 5.0
    Capital expenditures                                                         (6.4)       (7.4)      (7.1)
    Depreciation and amortization                                                 5.3         5.4        5.2
    Impairment charges (depreciation and amortization)                            3.8         1.1          -
    Changes in working capital (a)                                                4.6         4.1       (1.9)
    Capital transactions with Financial Services sector (b)                       0.4         0.7        0.4
    All other                                                                    (0.1)       (0.7)       4.5
                                                                                -----       -----      -----
     Total operating related                                                      1.3         6.8        6.1


   Acquisitions and divestitures                                                 (2.3)       (2.7)      (5.8)


   Financing related
    Value Enhancement Plan                                                          -        (5.6)         -
    Dividends to shareholders                                                    (1.9)       (2.8)      (2.3)
    Issuance of common stock                                                      0.5         0.6        0.3
    Purchase of common stock                                                     (1.8)       (1.8)      (0.7)
    Changes in total Automotive Sector debt                                       1.7         0.3        2.1
                                                                                -----       -----      -----
     Total financing related                                                     (1.5)       (9.3)      (0.6)
                                                                                -----       -----      -----
      Total change in gross cash                                                $(2.5)      $(5.2)     $(0.3)
                                                                                =====       =====      =====

--------------------
(a) Working capital includes current assets (excluding cash and marketable securities) less current liabilities (excluding the current portion of long-term debt).

(b) Includes capital contributions, dividends, loans, loan repayments and asset sales.

         In 2001, we spent $6.4 billion for capital goods, such as machinery, equipment, tooling, and facilities, used in our Automotive sector. This was down $1.0 billion from 2000, reflecting primarily a reduced number of product introductions. Capital expenditures were 4.8% of sales in 2001, down 0.4 percentage points from a year ago.

         The $4.6 billion improvement in working capital in 2001 reflected primarily lower receivables ($2.2 billion in 2001 compared with $4.7 billion in 2000), resulting largely from implementation of Ford's best practices for receivables management (mainly at Volvo and Land Rover) and inventory improvements across much of the company ($6.2 billion in 2001 compared with $7.5 billion in 2000).

         Dividends totaling $400 million were paid from Ford Credit to Ford in 2001. However, no dividend payments were made in the fourth quarter of 2001. Additionally, in January 2002, $700 million of cash was contributed from Ford to Ford Credit as additional equity, which lowered Ford Credit's debt-to-equity ratio to 14.1 to 1 (calculated on a basis that treats proceeds from securitized funding as debt).

         In 2001, we spent $2.0 billion for acquisitions of other companies (primarily the final payment of $1.6 billion to AB Volvo for our acquisition of Volvo Car) and contributed $735 million to the Financial Services sector for the purchase of the minority interest in Hertz. These expenditures were offset partially by divestitures (primarily proceeds of about $400 million from the sale of assets to our Getrag transmissions joint venture).

         In 2001, we spent $1.8 billion for purchases of our common stock under our $5 billion share repurchase program ($1.2 billion) and our anti-dilutive share repurchase program. Issuances of common stock in 2001, reflecting primarily employee stock option exercises, resulted in the receipt of proceeds of $500 million.

         Debt and Net Cash - At December 31, 2001, our Automotive sector had total debt of $13.8 billion, up $1.7 billion from a year ago. The weighted average maturity of this debt is approximately 28 years, of which $902 million matures by December 31, 2006. At December 31, 2001, our Automotive sector had net cash (defined as gross cash less total of long-term debt and current portion of long-term debt) of $3.9 billion, compared with $8.1 billion and $13.7 billion at the end of 2000 and 1999, respectively.

         Credit Facilities - At December 31, 2001, the Automotive sector had $8.6 billion of contractually committed credit agreements with various banks; 87.4% of this amount is available through June 30, 2006. Ford also has the ability to transfer, on a non-guaranteed basis, $7.4 billion and $598 million of these credit lines to Ford Credit and Ford Credit Europe, respectively.

         Cumulative Convertible Trust Preferred Securities - On January 30, 2002, we sold 100 million shares of Cumulative Convertible Trust Preferred Securities to the public at a price of $50 per share, for net proceeds (after underwriting commissions, but before expenses) of $4,900,000,000. The proceeds will be used for general corporate purposes. The preferred securities were issued by Ford Motor Company Capital Trust II, the sole assets of which are the junior subordinated convertible debentures due January 15, 2032 of Ford Motor Company. The preferred securities can be converted into shares of Ford common stock at any time at a conversion price of $17.70 per share. If converted, the aggregate amount of additional shares of Ford common stock that would be outstanding would be about 282 million shares.


Financial Services Sector

         Ford Credit- not included.

         Hertz

         Hertz requires funding for the acquisition of revenue earning equipment, which consists of vehicles and industrial and construction equipment. Hertz purchases this equipment in accordance with the terms of agreements negotiated with automobile and equipment manufacturers. The financing requirements of Hertz are seasonal and are mainly explained by the seasonality of the travel industry. Hertz's fleet size, and its related financing requirements, generally peak in the months of June and July, and decline during the months of December and January. Hertz accesses the global capital markets to meet its funding needs.

         Hertz maintains domestic and foreign commercial paper programs to cover short-term funding needs, and also draws from bank lines, as a normal business practice, to fund international needs. Hertz also is active in the medium-term and long-term debt markets.

         During 2001, Hertz aligned its funding strategy with Ford Credit's by reducing its reliance on commercial paper and increasing its use of long-term funding sources to improve its liquidity, and is planning on launching an asset-backed securitization program during the second quarter of 2002.

         At December 31, 2001, Hertz had committed credit facilities totaling $3.4 billion. Of this amount, $2.6 billion represents global and other committed credit facilities ($1.1 billion of which are available through June 30, 2006 and $1.6 billion of which have various maturities of up to four years); $200 million consists of seasonal short-term facilities; and $500 million consists of a revolving credit line provided by Ford, which currently expires in June 2003.

Total Company

         Stockholders' Equity - Our stockholders' equity was $7.8 billion at December 31, 2001, down $10.8 billion compared with December 31, 2000. This decrease reflected primarily net losses of $5.5 billion, dividend payments of $1.9 billion, foreign currency translation adjustments of $1.2 billion (primarily reflecting weakening currencies in Europe), a net charge to equity on derivative financial instruments in accordance with SFAS No. 133 of $1.1 billion (primarily foreign currency hedges and interest rate swaps) and $1.2 billion spent on share repurchases.

         Dividends and Share Repurchases - In October 2001, our board of directors declared a fourth quarter 2001 dividend on Ford's common and Class B stock of $0.15 per share, which represented a 50% reduction from the $0.30 per share dividend that had been paid since the fourth quarter of 2000. On January 11, 2002, our board of directors further reduced the quarterly dividend on common and Class B stock by declaring a first quarter 2002 dividend of $0.10 per share, which represented a 33% reduction from the fourth quarter 2001 dividend. These dividend reductions will yield cash savings of nearly $1.5 billion annually. Also, during 2001 we purchased $1.2 billion of our common stock under our $5 billion share repurchase program that had commenced in September 2000. However, in May 2001, we suspended share repurchases indefinitely.

         Debt Ratings - Our short- and long-term debt are rated by three major rating agencies: Fitch, Inc. ("Fitch"); Moody's Investors Service, Inc. ("Moody's"); and Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"). In addition to these three rating agencies, we also are rated in several local markets by locally recognized rating agencies. Debt ratings reflect an assessment by the rating agencies of the credit risk associated with particular securities we issue, and are based on information provided by us or other sources that rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Long- and short-term debt ratings of BBB- and F3 or higher by Fitch, Baa3 and P-3 or higher by Moody's and BBB- and A3 or higher by S&P are considered "investment grade." However, debt ratings are not recommendations to buy, sell, or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each rating agency may have different criteria in evaluating the risk associated to a company, and therefore ratings should be evaluated independently for each rating agency.

         Fitch Ratings. On September 26, 2001, Fitch lowered the long-term debt ratings of Ford, Ford Credit and Hertz from A+ to A- and lowered Ford Credit's and Hertz' short-term debt ratings from F1 to F2 with a negative outlook for all entities. On January 11, 2002, Fitch lowered the long-term debt ratings of Ford, Ford Credit and Hertz from A- to BBB+, confirmed Ford Credit's and Hertz's short-term debt rating at F2, and confirmed the rating outlook for all companies as negative.

         Moody's Ratings. On October 18, 2001, Moody's lowered Ford's long-term debt rating from A2 to A3, affirmed Ford Credit's long- and short-term debt ratings at A2 and Prime-1, respectively, and changed the rating outlook for both companies from stable to negative. Moody's also lowered Hertz' long- and short-term debt ratings from A3 to Baa1 and from Prime-1 to Prime-2, respectively, and changed its rating outlook on Hertz to negative. On January 16, 2002, Moody's lowered Ford's long term debt rating from A3 to Baa1, lowered Ford Credit's long- and short-term debt ratings from A2 to A3 and from Prime-1 to Prime-2, respectively, and confirmed the rating outlook of both companies as negative. Moody's also lowered Hertz' long-term debt rating from Baa1 to Baa2, confirmed its short-term debt rating at Prime-2 and confirmed its rating outlook as negative.

         S&P Ratings. On October 15, 2001, S&P lowered the long-term debt ratings of Ford and Ford Credit from A to BBB+, lowered Ford Credit's short-term debt rating from A-1 to A-2, and changed the rating outlook for both companies from negative to stable. S&P also lowered Hertz's long- and short-term debt ratings from A- to BBB and from A-1 to A-2, respectively, and changed its rating outlook to stable. On January 11, 2002, S&P changed the rating outlook for all companies to negative.

         Contractual Obligations and Commitments - For information regarding debt and other obligations of the Automotive and Financial Services sectors, including amounts maturing in each of the next five years, see Note 11 of the Notes to our Consolidated Financial Statements. In addition, we, as part of our normal business practices, enter into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. We enter into such arrangements to facilitate adequate supply of these materials and services.

HERTZ PURCHASE

         In March 2001, through a tender offer and a merger transaction, we acquired (for a total price of about $735 million) the common stock of Hertz that we did not own, which represented about 18% of the economic interest in Hertz. As a result, Hertz has become an indirect, wholly-owned subsidiary.


NEW ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", effective for all business combinations initiated after June 30, 2001. The Statement requires that the purchase method of accounting be used for all business combinations and specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and existing intangible assets and goodwill be evaluated for these new separation requirements. We do not expect adoption of this Statement to have a material impact on our consolidated financial position or results of operations.

        We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. Goodwill and certain intangible assets will no longer be amortized, but will be subject to an annual impairment test. At year-end 2001, we had goodwill of $6.6 billion and other intangible assets of $1.3 billion. We are presently evaluating the amount of the transitional impairment, which may range up to $2 billion or more, related to Kwik-Fit and other investments. Goodwill and indefinite-lived intangible asset amortization of about $250 million after taxes was charged to income in 2001.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires entities to establish liabilities for legal obligations associated with the retirement of tangible long-lived assets. We will adopt the Statement on January 1, 2003. Although we are assessing the impact, we do not expect adoption of this Statement to have a material impact on our consolidated financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and addresses financial accounting and reporting for impairment of long-lived assets to be held and used, and long-lived assets and components of an entity to be disposed of. We adopted this Statement on January 1, 2002. Although we are assessing the impact, we do not expect this Statement to have a material impact on our consolidated financial position or results of operations.


CRITICAL ACCOUNTING POLICIES

         Our consolidated financial statements are prepared in conformity with United States generally accepted accounting principles. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting principles which we believe are the most important to aid in fully understanding our financial results are the following:

         Product warranties - estimated warranty costs for each vehicle sold by us are accrued at the time the vehicle is sold to a dealer. Estimates for warranty costs are made based primarily on historical warranty claim experience. Included in our warranty cost accruals are costs for basic warranties on vehicles we sell, extended service plans (i.e., where customers pay a fee to have extended warranty coverage beyond the base warranty period), product recalls and customer satisfaction actions outside the base warranty. An example of a customer satisfaction action would be our Firestone tire replacement action begun in May 2001, in which we offered to replace 13 million Firestone tires installed on our vehicles. Warranty cost accruals are adjusted from time to time when actual warranty claim experience differs from that estimated.

         Marketing incentives - costs for customer and dealer cash incentives and costs for special financing and leasing programs that we sponsor through Ford Credit (e.g., 0.0% financing program) are recognized as sales reductions at the later of the date the related vehicle sales are recorded or at the date the incentive program is both approved and communicated. In general, the amount of financing cost that we provide to Ford Credit is the difference between the amounts offered to retail customers and a market-based interest or lease rate. Costs for marketing incentives are based upon assumptions regarding the number of vehicles that will have a specific incentive applied against them. To the extent the actual number of vehicles differs from this estimate, or if a different mix of incentives occurs, the marketing expense accruals are adjusted.

         Retirement benefits - our employee pension and other postretirement benefit (i.e., health care and life insurance) costs and obligations are dependent on our assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trends rates, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. We base the discount rate assumption on investment yields available at year-end on AA-rated corporate long-term bond yields. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on actual plan experience. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect our pension and other postretirement benefits costs and obligations. See Note 17 of the Notes to our Consolidated Financial Statements for more information regarding costs and assumptions for employee retirement benefits.

         Impairment of long-lived assets - we periodically review the carrying value of our long-lived assets held and used and assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. We evaluate the carrying value of long-lived assets for potential impairment on a regional operating business unit basis using undiscounted after-tax estimated cash flows or on an individual asset basis if the asset is held for sale. See Note 16 of the Notes to our Consolidated Financial Statements for information regarding impairment charges incurred in respect of our North and South American Automotive operations in 2001 and our European Automotive operations in 2000.

         Allowance for credit losses - not included.

         Depreciation expense on operating leases and residual values - not included.


OUTLOOK

Industry Sales Volumes and Financial Results

Our outlook for car and truck (including heavy trucks) industry sales in 2002 in our major markets is as follows:

         United States    --        approximately 16.5 million units, compared with the 17.5 million units sold in 2001

         Europe           --        approximately 16.9 million units, compared with the 17.8 million units sold in 2001 (both figures based on nineteen markets)

         Brazil           --        approximately 1.4 million units, compared with the 1.6 million units sold in 2001

         Australia        --        approximately 790,000 units, compared with the 773,000 units sold in 2001

         Based on these and other assumptions (e.g., assumptions regarding marketing costs, which are expected to be higher in 2002), we expect 2002 earnings (excluding unusual items) to be about breakeven, with the Automotive sector incurring significant losses and the Financial Services sector providing offsetting profits. In addition, we expect the operating related changes in gross cash for the Automotive sector (calculated on the basis described under "Liquidity and Capital Resources - Automotive Sector - Gross Cash) to be negative in 2002. Similar to the improvements in cost and the other expected benefits of the Revitalization Plan, we expect to achieve meaningful improvements in such operating cash flow by mid-decade.

2002 Financial Milestones

         We have set and communicated certain financial milestones for 2002. While we hope to achieve these goals, they should not be interpreted as projections, expectations or forecasts of 2002 results. The financial milestones for 2002 are as follows:

         Restructuring Priorities                                           2002 Milestone
         ------------------------                           ----------------------------------------------
        Communicate/implement plans                         Report on progress
        Quality (U.S.)                                      Improve J.D. Power Initial Quality Survey
        Capacity utilization (North America)                Improve by 10%
        Non-product-related cost                            Reduce by $2 billion
        Divest non-core operations                          $1 billion cash realization

        Financial Results
        -----------------
        Corporate
          Pre-tax earnings (excluding
               unusual items)                               Positive
          Capital spending                                  $7 billion
        Europe                                              Improve results
        South America                                       Improve results


Risk Factors

         Statements included or incorporated by reference herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: increasing price competition in the U.S. and Europe resulting from industry overcapacity, currency fluctuations or other factors; a significant decline in industry sales, particularly in the United States or Europe, resulting from slowing economic growth or other factors; lower-than-anticipated market acceptance of our new or existing products; currency or commodity price fluctuations; availability of fuel; a market shift from truck sales in the United States; lower-than-anticipated residual values for leased vehicles; a credit rating downgrade, labor or other constraints on our ability to restructure our business; increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions; work stoppages at key Ford or supplier facilities or other interruptions of supplies; the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, increased warranty costs or litigation; insufficient credit loss reserves; and our inability to implement the Revitalization Plan.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

OVERVIEW

         We are exposed to a variety of market and other risks, including the effects of changes in foreign currency exchange rates, commodity prices, interest rates, as well as risks to availability of funding sources, hazard events, and specific asset risks. These risks affect our Automotive and Financial Services sectors differently. We monitor and manage these exposures as an integral part of our overall risk management program, which includes regular reports to a central management committee that oversees global risk management practices. Our risk management program recognizes the unpredictability of markets and seeks to reduce profit volatility. For more information on these financial exposures, see Notes 1 and 14 of the Notes to our Consolidated Financial Statements.

         Our Automotive and Financial Services sectors also are exposed to liquidity risk, or the possibility of having to curtail their businesses or being unable to meet present and future financial obligations as they come due because funding sources may be reduced or become unavailable. We, and particularly Ford Credit, which comprises substantially all of our Financial Services sector, maintain plans for sources of funding to ensure liquidity through any economic or business cycle. As discussed in greater detail in Item 7, our funding sources include commercial paper, term debt, sale of receivables through securitization transactions, committed lines of credit from major banks, and other sources.

         We also are exposed to a variety of insurable risks, such as loss or damage to property, liability claims, and employee injury. We protect against these risks through a combination of self insurance and the purchase of commercial insurance designed to protect against events that could generate significant losses.

         The market and counterparty risks of our Automotive sector and Ford Credit are discussed and quantified below.


AUTOMOTIVE MARKET AND COUNTERPARTY RISK

         Our Automotive sector frequently has expenditures and receipts denominated in foreign currencies, including the following: purchases and sales of finished vehicles and production parts, debt and other payables, subsidiary dividends, and investments in affiliates. These expenditures and receipts create exposures to changes in exchange rates. We also are exposed to changes in prices of commodities used in our Automotive sector.

FOREIGN CURRENCY RISK

         Foreign currency risk is the possibility that our financial results could be better or worse than planned because of changes in exchange rates. We use derivative instruments to hedge assets, liabilities and firm commitments denominated in foreign currencies. Our hedging policy is designed to reduce income volatility and is based on clearly defined guidelines. Speculative actions are not permitted. In our hedging actions, we use primarily instruments commonly used by corporations to reduce foreign exchange, interest rate and other price risks (e.g., forward contracts, options and interest rate swaps). We use a value-at-risk ("VAR") analysis to evaluate our exposure to changes in foreign currency exchange rates. The primary assumptions used in the VAR analysis are as follows:

         - A Monte Carlo simulation model is used to calculate changes in the value of currency derivative instruments (e.g., forwards and options) and all significant underlying exposures. The VAR analysis includes an 18-month exposure and derivative hedging horizon and a one-month holding period.

         - The VAR analysis calculates the potential risk, within a 99% confidence level, on cross-border currency cash flow exposures, including the effects of foreign currency derivatives. (Translation exposures are not included in the VAR analysis). The Monte Carlo simulation model uses historical volatility and correlation estimates of the underlying assets to produce a large number of future price scenarios, which have a statistically lognormal distribution.

         - Estimates of correlations and volatilities are drawn primarily from the RiskMetrics(TM) datasets.

         Hedging actions substantially reduce our risk to changes in currency rates. Based on our overall currency exposure (including derivative positions) during 2001, the risk during 2001 to our pre-tax cash flow from currency movements was on average $300 million, with a high of $350 million and a low of $275 million. At December 31, 2001, currency movements are projected to affect our pre-tax cash flow over the next 18 months by less than $275 million, within a 99% confidence level. Compared with our projection at December 31, 2000, the 2001 VAR amount is approximately $25 million lower, primarily because of decreased currency exchange rate volatility.

COMMODITY PRICE RISK

         Commodity price risk is the possibility of higher or lower costs due to changes in the prices of commodities, such as non-ferrous (e.g., aluminum) and precious metals (e.g., palladium, platinum and rhodium), ferrous alloys (e.g., steel), energy (e.g., natural gas) and plastics (e.g., polypropylene), which we use in the production of motor vehicles. We use derivative instruments to hedge the price risk associated with the purchase of those commodities that we can economically hedge. The fair value liability of such contracts, excluding the underlying exposures, as of December 31, 2001 and 2000 was approximately a negative $259 million and a positive $56 million, respectively. The potential change in the fair value of commodity forward and option contracts, assuming a 10% change in the underlying commodity price, would be approximately $267 million and $280 million at December 31, 2001 and 2000, respectively. This amount excludes the offsetting impact of the price change we would experience in purchasing the underlying commodities.

         In addition to these price-hedging activities, our procurement activities ensure that we have adequate supplies of raw materials used in our business. These procurement activities utilize forward purchase contracts, long-term supply contracts and stockpiles. The $1 billion pre-tax write-down of precious metals, discussed in Note 16 of the Notes to our Consolidated Financial Statements, related to these procurement activities. In conjunction with this write-down, we modified our processes so that any price-hedging inherent in our procurement activities is executed by or coordinated with our Treasurer's Office, which manages our price-hedging activity.

         Our price-hedging policy is based on clearly defined guidelines. Speculative actions are not permitted. In 2001, we enhanced our risk evaluation to include a VAR analysis, using historical volatilities, to evaluate our exposure to changes in commodity prices given our financial hedges, forward procurement and supply contracts on those commodities which we hedge.

         Based on our commodity exposure and related hedging activity, at December 31, 2001, commodity price movements are projected to affect our pre-tax cash flow over the next twelve months by up to $167 million, within a 99% confidence level. Over the last year the VAR measurements averaged $339 million, with a high of $625 million and a low of $167 million. These risk levels are substantially lower than they would otherwise be without hedging actions.


COUNTERPARTY RISK

         Counterparty risk relates to the loss we could incur if a counterparty defaulted on an investment or a derivative contract. Exposures managed are financial and primarily relate to investments in fixed-income products and derivative transactions for the purpose of managing interest rate, currency and commodity risk. We, together with Ford Credit, establish exposure limits for each counterparty to minimize risk and provide counterparty diversification. Exposures are monitored on a regular basis.

         Our approach to managing counterparty risk is forward-looking and proactive, allowing us to take risk mitigation actions. Exposure limits are established for both mark-to-market and future potential exposure, based on our overall risk tolerance and ratings-based historical default probabilities. A Monte Carlo simulation technique is utilized to generate the potential exposure by tenor, within a 95% confidence level (market convention). Estimates of correlations and volatilities are drawn from RiskMetrics(TM) datasets.



FORD CREDIT MARKET AND OTHER RISKS - NOT INCLUDED.